Exhibit 2.1
EXECUTION VERSION

SHARE PURCHASE AGREEMENT
by and among
SCHRADER INTERNATIONAL, INC.,
SENSATA TECHNOLOGIES B.V.
and, for the limited purposes of Section 8T,
SENSATA TECHNOLOGIES HOLDINGS N.V.

August 15, 2014

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3U.	Environmental Matters	24
3V.	Brokers' Fees	25
3W.	Insurance	25
3X.	Affiliate Transactions	25
3Y.	Customers and Suppliers	26
3Z.	Product Warranties; Product Recall	26

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF BUYER		27

4A.	Organization	27
4B.	Due Authorization	27
4C.	No Conflict	27
4D.	Litigation and Proceedings	27
4E.	Governmental Authorities; Consents	28
4F.	Financial Ability	28
4G.	Brokers’ Fees	29
4H.	Acquisition of Interests for Investment	29

ARTICLE 5 COVENANTS AND AGREEMENTS		29

5A.	Access; Assistance with Debt Financing	29
5B.	Ordinary Conduct of Company	31
5C.	[RESERVED]	33
5D.	Exclusive Transaction	33
5E.	280G Cooperation	34
5F.	Letters of Credit	34
5G.	Press Release and Announcements	34
5H.	Confidentiality	35
5I.	Notification	35
5J.	Consents	35
5K.	Reasonable Best Efforts	36
5L.	Regulatory Act Compliance	37
5M.	Director and Officer Liability and Indemnification	38
5N.	Facility Closings; Employee Layoffs	39
5O.	Employee Benefits Matters	39
5P.	Provisions Respecting Representation of the Company	40
5Q.	Expenses; Transfer Taxes	40
5R.	Certain Access Provisions	40
5S.	Certain Tax Matters	41
5T.	Additional Financial Information	41
5U.	Name Change	41

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ARTICLE 6 TERMINATION		41

6A.	Termination	41
6B.	Effect of Termination	42

ARTICLE 7 DEFINITIONS		43

7A.	Definitions	43
7B.	Usage	43

ARTICLE 8 MISCELLANEOUS		44

8A.	No Survival; Certain Waivers	44
8B.	Amendment and Waiver	46
8C.	Notices	46
8D.	Assignment	47
8E.	Severability	48
8F.	No Strict Construction	48
8G.	Captions	48
8H.	Complete Agreement	48
8I.	Seller Disclosure Letter	48
8J.	Counterparts	48
8K.	Governing Law	49
8L.	CONSENT TO JURISDICTION	49
8M.	WAIVER OF JURY TRIAL	49
8N.	Payments under Agreement	50
8O.	Third-Party Beneficiaries and Obligations	50
8P.	Specific Performance	50
8Q.	Further Assurances	51
8R.	No Partnership Created	51
8S.	No Recourse; Waiver of Claims	51
8T.	Parent Guaranty	52

LIST OF EXHIBITS
Exhibit A	Definitions
Exhibit B	Form of Parent Release
Exhibit C	Form of Adjustment Escrow Agreement
Exhibit D	Form of Seller Release
Exhibit E	Works Council Notice
Exhibit F	Form of Seller Closing Certificate
Exhibit G	Form of Buyer Closing Certificate
Exhibit H	Debt Commitment Letter
Exhibit I	Illustrative Calculation of Net Working Capital

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SHARE PURCHASE AGREEMENT
THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of August 15, 2014, by and among Schrader International, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Seller”), Sensata Technologies B.V., a private limited company organized under the laws of the Kingdom of the Netherlands (“Buyer”), and, for the limited purposes of Section 8T, Sensata Technologies Holdings N.V., a public limited company organized under the laws of the Kingdom of the Netherlands (“Parent”). Unless otherwise defined herein, capitalized terms used herein are defined in Exhibit A attached hereto.
WHEREAS, the Company Entities are engaged in the design, development, manufacture, marketing, advertising, distribution and sale of tire pressure monitoring systems and related sensing technology, fluid control components and tire hardware and related accessories, as well as the provision of related on-site product training and other services, for original equipment manufacturers and after-market customers (the “Business”);
WHEREAS, Seller is the record and beneficial owner of all of the issued and outstanding shares in August Cayman Company, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), each with par value of $1.00 (the “Shares”);
WHEREAS, on the terms and subject to the conditions contained herein, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the Shares;
WHEREAS, Schrader France is an indirect Subsidiary of the Company and, under French labor Law, the works council of Schrader France must be informed and consulted prior to the execution of any binding agreement in respect of the sale of Schrader France (such process of informing and consulting as required by French labor Law, the “Works Council Consultation”);
WHEREAS, pending completion of the Works Council Consultation, Buyer desires to make a binding and irrevocable offer to purchase all of the issued and outstanding shares of capital stock of Schrader France (the “Schrader France Shares”) on the terms and subject to the conditions set forth herein; and
WHEREAS, the respective boards of directors (or equivalent governing bodies) of Buyer, Parent and Seller have approved this Agreement and the consummation of the transactions contemplated hereby, on the terms and subject to the conditions contained herein.
NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties and covenants herein contained, and intending to be legally bound, the parties hereto hereby agree as follows:
ARTICLE 1
PURCHASE AND SALE; CLOSING
1A.    Purchase and Sale. On the terms and subject to the conditions contained herein, at the Closing, Seller shall sell, transfer, convey and deliver to Buyer, and Buyer shall purchase and acquire from Seller, all of the Shares, free and clear of all Liens (other than Liens (x) arising under the Securities Act and applicable state and comparable foreign securities laws or (y) created or incurred in connection with the Debt Financing or otherwise by or at the written direction of Buyer).

1B.    Purchase Price. The aggregate purchase price for the Shares (the “Purchase Price”) shall be an amount equal to: (i) the Base Purchase Price, minus (ii) Closing Net Indebtedness, plus (iii) the amount (if any) by which the Closing Net Working Capital exceeds $78,400,000, minus (iv) the amount (if any) by which $68,400,000 exceeds the Closing Net Working Capital.
1C.    Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 300 North LaSalle, Chicago, IL 60654 at (i) 10:00 a.m. local time, on the later of (a) the second (2nd) Business Day following the satisfaction or waiver of the conditions set forth in Article 2 (other than those conditions which by their terms or nature are to be satisfied by performance at the Closing, provided that such conditions are satisfied at or waived prior to the Closing) and (b) the earlier of (x) the sixtieth (60th) day after the date hereof and (y) the date specified by Buyer on not less than two (2) Business Days prior written notice to Seller (such notice, the “Closing Date Notice”), or (ii) such other time, date and place as the parties hereto shall agree in writing. The date on which the Closing shall occur is referred to herein as the “Closing Date.”
1D.    Closing Deliveries.
(i)    At the Closing, Buyer shall deliver or cause to be delivered:
(a)    to Seller, each of the following: (1) the Estimated Purchase Price, by wire transfer of immediately available funds to an account specified in writing by Seller not less than two (2) Business Days prior to the Closing; (2) a copy of each of the Ancillary Agreements to which Buyer or Parent is party duly executed by Buyer or Parent, as applicable; (3) certified copies of (A) the Organizational Documents of Buyer and Parent, (B) the resolutions or consents of the board of directors (or equivalent governing body) of Buyer, including any powers of attorney, authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Agreements to which Buyer is party and the consummation of the transactions contemplated hereby and thereby, and (C) the resolutions or consents of the board of directors (or equivalent governing body) of Parent authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Agreements to which Parent is party and the consummation of the transactions contemplated hereby and thereby; (4) certificates of good standing (or the equivalent) of Buyer and Parent from the jurisdiction in which Buyer or Parent, as applicable, is incorporated or formed dated within thirty (30) days of the Closing Date; and (5) a release duly executed by Parent and otherwise substantially in the form of Exhibit B attached hereto (the “Parent Release”);
(b)    to the Escrow Agent, the Adjustment Escrow Amount, by wire transfer of immediately available funds, for deposit into a separate escrow account (the “Adjustment Escrow Account”) established pursuant to the terms of an escrow agreement, substantially in the form of Exhibit C attached hereto (the “Adjustment Escrow Agreement”), by and among Buyer, Seller and the Escrow Agent; and
(c)    to the intended beneficiaries thereof (as identified in writing by Seller to Buyer not less than two (2) Business Days prior to Closing), by wire transfer of immediately available funds to accounts designated in writing by Seller, (1) amounts due and owing pursuant to the Credit Agreement, (2) the Company Expenses, and (3) any other liabilities included in the computation of Estimated Closing Net Indebtedness which by their terms or pursuant to this Agreement are required to be paid at the Closing.

(ii)    At the Closing, Seller shall deliver or cause to be delivered to Buyer each of the following: (a) a duly executed stock power or similar instrument of assignment and conveyance, transferring the Shares from Seller to Buyer and otherwise in form and substance reasonably satisfactory to Buyer; (b) a duly executed Payoff Letter; (c) a copy of the Adjustment Escrow Agreement duly executed by Seller; (d) certified copies of (1) the Organizational Documents of Seller, and (2) the resolutions or consents of the board of directors (or equivalent governing body) of Seller authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Agreements to which Seller is party and the consummation of the transactions contemplated hereby and thereby; (e) to the extent relevant in the applicable jurisdiction, a certificate of good standing (or the equivalent) of each Company Entity from the jurisdiction in such Company Entity is incorporated or formed dated within thirty (30) days of the Closing Date; (f) resignations, effective as of the Closing, of each director and officer of the Company Entities set forth on Section 1D(ii)(f) of the Seller Disclosure Letter; and (g) a release duly executed by Seller and otherwise substantially in the form of Exhibit D attached hereto (the “Seller Release”).
1E.    Purchase Price Adjustment.
(i)    At least three (3) Business Days prior to the Closing (or, if later, two (2) Business Days after delivery of the Closing Date Notice), Seller shall prepare and deliver to Buyer (a) an estimated consolidated balance sheet of August Cayman Intermediate and its Subsidiaries as of the Adjustment Calculation Time (the “Estimated Closing Balance Sheet”), and (b) a statement (the “Estimated Closing Statement”) setting forth Seller’s good faith estimate of the Closing Net Working Capital (the “Estimated Closing Net Working Capital”), the Closing Net Indebtedness (the “Estimated Closing Net Indebtedness”) and the Purchase Price resulting therefrom (the “Estimated Purchase Price”), which Estimated Purchase Price, for the avoidance of doubt, shall be calculated as the result equal to (i) the Base Purchase Price, minus (ii) the Estimated Closing Net Indebtedness, plus (iii) the amount (if any) by which the Estimated Closing Net Working Capital exceeds $78,400,000, minus (iv) the amount (if any) by which $68,400,000 exceeds the Estimated Closing Net Working Capital. The Estimated Closing Balance Sheet shall be prepared on a consolidated basis in accordance with GAAP applied on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Latest Balance Sheet. The Estimated Closing Statement shall, with respect to the Estimated Closing Net Working Capital and any Cash included in the Estimated Closing Net Indebtedness, be derived from the Estimated Closing Balance Sheet, and shall, with respect to the Estimated Closing Net Working Capital and the Estimated Closing Net Indebtedness and the Estimated Purchase Price resulting therefrom, be prepared in accordance with the definitions in this Agreement. From and after delivery of the Estimated Closing Balance Sheet and the Estimated Closing Statement until the Closing, Seller shall, and shall cause the Company Entities to, (1) provide Buyer and its Representatives with reasonable access at all reasonable times during normal business hours and upon reasonable prior notice to the books and records, supporting data, facilities and employees of the Company Entities (including all work papers and other documents and all relevant personnel responsible for accounting and finance) and the Company Entities’ accountants and advisors, in each case to the extent reasonably requested by Buyer or any of its Representatives in connection with their review of the Estimated Closing Balance Sheet and the Estimated Closing Statement, and (2) cooperate with Buyer and its Representatives in connection with their review of the Estimated Closing Balance Sheet and the Estimated Closing Statement.
(ii)    Within ninety (90) days following the Closing Date, Buyer shall prepare and deliver to Seller (a) an unaudited consolidated balance sheet of August Cayman Intermediate and its Subsidiaries as of the Adjustment Calculation Time (the “Closing Balance Sheet”), and (b) a statement (the “Closing Statement”) setting forth Buyer’s calculation of the Closing Net Working Capital, the Closing Net Indebtedness and the Purchase Price resulting therefrom. The Closing Balance Sheet shall be prepared on a consolidated basis in accordance with GAAP applied on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Latest Balance Sheet. The Closing Statement shall, with respect to the Closing Net Working Capital and any Cash included in the Closing Net Indebtedness, be derived from the Closing Balance Sheet, and shall, with respect to the Closing Net Working Capital and the Closing Net Indebtedness and the Purchase Price resulting therefrom, be prepared in accordance with the definitions in this Agreement. After Seller’s receipt of the Closing Balance Sheet and the Closing Statement, Buyer shall, and shall cause the Company Entities to, (1) provide Seller and its Representatives with reasonable access at all reasonable times during normal business hours and upon reasonable prior notice to the books and records, supporting data, facilities and employees of Buyer and its Subsidiaries (including the Company Entities) (including all work papers and other documents and all relevant personnel responsible for accounting and finance) and their accountants and advisors, in each case to the extent reasonably requested by Seller or any of its Representatives in connection with their review of the Closing Balance Sheet and the Closing Statement, and (2) cooperate with Seller and its Representatives in connection with their review of the Closing Balance Sheet and the Closing Statement.
(iii)    The Closing Balance Sheet and the Closing Statement, and the Closing Net Working Capital, the Closing Net Indebtedness and the Purchase Price set forth thereon, shall become final and binding upon the parties sixty (60) days following Seller’s receipt thereof unless Seller gives written notice of its good faith disagreement (a “Notice of Disagreement”) to Buyer prior to such date; provided that the Closing Balance Sheet and the Closing Statement, and the Closing Net Working Capital, the Closing Net Indebtedness and the Purchase Price set forth thereon, shall become final and binding upon the parties upon Seller’s delivery, prior to the expiration of such sixty (60)-day period, of written notice to Buyer of its acceptance of the Closing Balance Sheet and the Closing Statement, and the Closing Net Working Capital, the Closing Net Indebtedness and the Purchase Price set forth thereon. Any Notice of Disagreement shall specify in reasonable detail the nature and amount of any disagreement so asserted.
(iv)    If a timely Notice of Disagreement is delivered by Seller, then the Closing Balance Sheet and the Closing Statement (as revised in accordance with this Section 1E(iv)), and the Closing Net Working Capital, the Closing Net Indebtedness and the Purchase Price set forth thereon, shall become final and binding upon the parties on the earlier of (a) the date all matters specified in the Notice of Disagreement are finally resolved in writing by Buyer and Seller and (b) the date all matters specified in the Notice of Disagreement not resolved by Buyer and Seller are finally resolved in writing by a nationally recognized accounting, consulting or valuation firm (other than a so-called “Big Four” accounting firm) mutually selected by Buyer and Seller (such firm, the “Arbiter”). The Closing Balance Sheet and the Closing Statement shall be revised to the extent necessary to reflect any mutually agreed final resolution by Buyer and Seller and/or any final resolution made by the Arbiter in accordance with this Section 1E(iv). During the thirty (30) days immediately following the delivery of a Notice of Disagreement, or such longer period as Buyer and Seller may agree in writing, Buyer and Seller shall seek in good faith to resolve in writing any differences which they may have with respect to any matter specified in the Notice of Disagreement, and all such discussions related thereto shall (unless otherwise agreed by Buyer and Seller) be governed by Rule 408 of the Federal Rules of Evidence (as in effect as of the date of this Agreement) and any applicable similar state rule. At the end of such thirty (30)-day period or such agreed-upon longer period, Buyer and Seller shall submit to the Arbiter for review and resolution all matters (but only such matters) which remain in dispute and which were properly included in the Notice of Disagreement. Buyer and Seller shall instruct the Arbiter to, and the Arbiter shall, make a final determination of the items included in the Closing Balance Sheet and the Closing Statement (but only to the extent such amounts are in dispute) in accordance with the guidelines and procedures set forth in this Agreement. Buyer and Seller will cooperate with the Arbiter during the term of its engagement. Buyer and Seller shall instruct the Arbiter not to, and the Arbiter shall not, assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand, or less than the smallest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand. Buyer and Seller shall also instruct the Arbiter to, and the Arbiter shall, make its determination based solely on written presentations by Buyer and Seller that are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The Closing Balance Sheet and the Closing Statement, and the Closing Net Working Capital, the Closing Net Indebtedness and the Purchase Price set forth thereon, shall become final and binding on the parties hereto on the date the Arbiter delivers its final resolution in writing to Buyer and Seller (which final resolution shall be requested by the parties to be delivered not more than thirty (30) days following submission of such disputed matters), and such resolution by the Arbiter shall not be subject to court review or otherwise appealable. The fees and expenses of the Arbiter pursuant to this Section 1E(iv) shall be paid 50% by Buyer and 50% by Seller.
(v)    If the Estimated Purchase Price is less than the Purchase Price as finally determined in accordance with this Section 1E (such shortfall, the “Adjustment Amount”), then within two (2) Business Days after the Closing Balance Sheet and the Closing Statement, and the Closing Net Working Capital, the Closing Net Indebtedness and the Purchase Price set forth thereon, become final and binding on the parties pursuant to this Section 1E, (a) Buyer shall make payment to Seller, by wire transfer of immediately available funds to an account specified in writing by Seller, of the Adjustment Amount, and (b) Buyer and Seller shall deliver joint written instructions to the Escrow Agent to make payment as soon as reasonably practicable (and in any event within two (2) Business Days after receipt of such joint written instructions) to Seller, by wire transfer of immediately available funds to an account specified in writing by Seller, of all of the Adjustment Escrow Funds then contained in the Adjustment Escrow Account.
(vi)    If the Estimated Purchase Price is greater than the Purchase Price as finally determined in accordance with this Section 1E (such excess, the “Excess Amount”), then within two (2) Business Days after the Closing Balance Sheet and the Closing Statement, and the Closing Net Working Capital, the Closing Net Indebtedness and the Purchase Price set forth thereon, become final and binding on the parties pursuant to this Section 1E, Buyer and Seller shall (a) deliver joint written instructions to the Escrow Agent to make payment as soon as reasonably practicable (and in any event within two (2) Business Days after receipt of such joint written instructions) to Buyer, by wire transfer of immediately available funds to an account specified in writing by Buyer, of the Excess Amount from the Adjustment Escrow Funds then contained in the Adjustment Escrow Account, and (b) if the Excess Amount is less than the Adjustment Escrow Funds then contained in the Adjustment Escrow Account, simultaneously with delivery of the joint written instructions contemplated by the immediately foregoing clause (a), deliver joint written instructions to the Escrow Agent to make payment as soon as reasonably practicable (and in any event within two (2) Business Days after receipt of such joint written instructions) to Seller, by wire transfer of immediately available funds to an account specified in writing by Seller, of all of the Adjustment Escrow Funds remaining in the Adjustment Escrow Account after giving effect to the payment to Buyer contemplated by the immediately foregoing clause (a).
(vii)    Buyer agrees that (a) the net indebtedness adjustment and the working capital adjustment provided for in this Section 1E, and the dispute resolution provisions provided for in this Section 1E, shall be the sole and exclusive remedies for the matters addressed or that could be addressed by this Section 1E, (b) the payment of the Excess Amount (if any) from the Adjustment Escrow Funds then contained in the Adjustment Escrow Account pursuant to and in accordance with this Section 1E shall be the sole and exclusive remedy of Buyer for payment of the Excess Amount (if any), and (c) the Adjustment Escrow Funds contained from time to time in the Adjustment Escrow Account shall be Buyer’s sole and exclusive source of recovery for any amounts owing to Buyer pursuant to this Section 1E, even if the Excess Amount exceeds the Adjustment Escrow Funds contained in the Adjustment Escrow Account. For the avoidance of doubt, and without limiting the generality of the foregoing, no claim by Buyer for the payment of the Excess Amount shall be asserted against any of the Seller Parties.
(viii)    Buyer agrees that following the Closing it will not, and it will cause its Subsidiaries (including the Company Entities) not to, take any actions with respect to the accounting books, records, methodologies, practices, estimation techniques, assumptions and principles of the Company Entities that would obstruct or prevent the preparation of the Closing Balance Sheet or the Closing Statement as provided in this Section 1E.
1F.    Withholding Rights. Notwithstanding anything in this Agreement to the contrary, Buyer, Seller and the Escrow Agent shall each be entitled to deduct and withhold from the Purchase Price or any other payment required to be made hereunder or under the Adjustment Escrow Agreement such amounts as Buyer, Seller or the Escrow Agent, as applicable, is required to deduct and withhold with respect to the making of such payment under the Code or any applicable provision of federal, state, local or foreign Tax law; provided that the withholding party gives at least three (3) Business Day’s prior written notice identifying the underlying legal requirement for any proposed withholding to the party to be withheld upon. To the extent that any amounts are so deducted or withheld by Buyer, Seller or the Escrow Agent, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made, and Buyer, Seller or the Escrow Agent, as applicable, shall disburse such deducted or withheld amounts to the applicable Tax authority on a timely basis.
1G.    Offer to Purchase Schrader France; Works Council Consultation.
(i)    Buyer hereby irrevocably offers (the “Offer”) to purchase directly or indirectly all of the Schrader France Shares on the terms and subject to the conditions set forth herein for $60,000,000 (the “French Purchase Price”). The Offer shall remain binding, open and irrevocable until, and shall only expire upon, the earlier of (a) the termination of this Agreement in accordance with Article 6 and (b) 11:59 p.m. (Denver, Colorado time) on the later of (A) the tenth (10th) Business Day after the completion of the Works Council Consultation (the date of such completion, the “Work Date Consultation Completion Date”) and (B) the sixtieth (60th) day after the date hereof, unless extended by agreement of Buyer and Seller (the “Offer Period”). Notwithstanding anything to the contrary contained in this Agreement, unless and until Seller has executed and delivered to Buyer the Acceptance Notice (as defined below), (x) the provisions of this Article 1 shall not be effective with respect to the Schrader France Shares (provided that the other provisions of this Agreement shall continue to apply to the Schrader France Shares), (y) for purposes of this Article 1 (and only this Article 1), the Company’s indirect interest in the Schrader France Shares shall not be considered to be purchased by Buyer pursuant to Section 1A, and (z) the Base Purchase Price shall be reduced by the French Purchase Price.
(ii)    Buyer and Seller acknowledge and agree that, under French labor Law, the Works Council Consultation must be completed prior to Seller entering into any binding agreement in respect of the sale of Schrader France and that Seller is and shall be under no obligation whatsoever to accept the Offer or sell the Schrader France Shares hereunder.
(iii)    As soon as reasonably practicable, but in any event within three (3) Business Days following the date hereof, Seller shall cause Schrader France to initiate the Works Council Consultation by delivery of a notice in substantially the form of Exhibit E attached hereto, which Buyer and Seller have determined in good faith is all of the information that they reasonably believe is necessary for the works council to render its opinion (the “Works Council Notice”), and will use, and will cause Schrader France to use, its reasonable best efforts to take all actions necessary, proper or advisable (in each case, to the extent consistent with its obligations under Law), to agree with the works’ council on a reasonable time schedule for the Works Council Consultation to complete the Works Council Consultation as soon as reasonably practicable after the date hereof and in any event prior to the thirty-fifth (35th) day after the date hereof. Buyer shall cooperate in good faith, as may be reasonably requested by Seller, with Seller and Schrader France in all such efforts, including (to the extent permitted by Law and this Agreement) by providing any documents and information relating to Buyer and its Subsidiaries that may be reasonably requested by Seller or the works council of Schrader France in connection with the Works Council Consultation, to the extent such documents and information are reasonably available and by making available relevant personnel, as reasonably requested by, and upon reasonable prior notice from, Seller, to attend meetings of the works council of Schrader France. Seller shall keep Buyer regularly informed of the status of the Works Council Consultation and, if applicable, provide Buyer with a true and certified copy of the final opinion delivered by the works council (or the minutes of the meeting of the works council at which such opinion was given) promptly following receipt thereof. To the extent permitted by Law and applicable to the Works Council Consultation, Seller shall (and shall cause Schrader France to) provide in advance copies to Buyer of any proposed additional written correspondence, notices or other communications (including any supporting materials) to be made by Seller or Schrader France in connection with the Works Council Consultation, and shall consult with Buyer in connection with such communications and consider in good faith any comments that Buyer may make thereon. Without Buyer’s prior written consent at its sole discretion, Seller shall not (and shall cause Schrader France not to) enter into any material agreement or understanding with, or make any material commitment to, the works council of Schrader France as part of the Works Council Consultation that would bind Buyer or Schrader France or impose any obligations on Buyer or Schrader France after the Closing. Buyer and Seller shall each use reasonable best efforts to refrain from (and to cause their respective Affiliates to refrain from) taking any action (or omitting to take any action) that would reasonably be likely to prejudice the expeditious completion of the Works Council Consultation and delivery of the opinion of the works council of Schrader France in respect of the indirect change of control of Schrader France contemplated by this Agreement for purposes of French labor Law (including the making of any statement that contradicts (or the failure to promptly reaffirm as and when requested) any statement contained in the Works Council Notice) and Buyer shall promptly inform Seller if, at any time prior to the Works Council Consultation Completion Date, of any additional steps that it has determined that Seller must take, and any additional information that it has determined that Seller must provide, in Buyer’s good faith opinion, in order to cause the Works Council Consultation to be completed.
(iv)    If, as a result of statements made by the works council in connection with the Works Council Consultation, changes to the Offer, or further arrangements in connection with the transactions contemplated hereby, are considered necessary, Seller shall, after consultation with Buyer, negotiate in good faith on such changes (if any) to the Offer, or further arrangements (if any) in connection with the transactions contemplated hereby that are appropriate. Buyer shall reasonably cooperate with Seller and its relevant French Affiliates in connection with the Works Council Consultation (but shall be under no obligation to agree to any amendments to the Offer, or to offer any concessions).
(v)    On or after the Works Council Consultation Completion Date (but prior to the expiration of the Offer Period), Seller shall deliver a written notice to Buyer indicating its acceptance of the Offer (the “Acceptance Notice”) or its rejection of the Offer (the “Rejection Notice”); provided, that any Acceptance Notice shall be contingent on the consummation of the Closing. For all purposes of this Agreement and the Offer, completion of the Works Council Consultation shall be deemed to have occurred upon the earlier of (a) the delivery by the works council of its written opinion in respect of the indirect change of control of Schrader France contemplated by this Agreement for purposes of French labor Law, (b) if the minutes of the meeting during which an opinion described in clause (a) was delivered has not been approved by the members of the works council within three (3) Business Days after the date of such meeting, the delivery of a written statement of the president of the works council confirming that the opinion was delivered, (c) the expiration of the maximum period available under applicable Law for such works council to issue its opinion, as determined reasonably and in good faith by Seller and (d) a written decision of the relevant Governmental Authority that the Works Council Consultation has been completed.
(vi)    If Seller delivers an Acceptance Notice prior to the Closing Date, then the acquisition by Buyer of all of the Schrader France Shares contemplated under the Offer shall be realized indirectly through the acquisition of all of the Shares under the terms and conditions set forth in this Agreement; provided, that notwithstanding anything to the contrary the aggregate purchase price for the Shares shall remain exclusively determined by Section 1B and Section 1E (it being understood and agreed by the parties hereto that the consideration for the purchase of all of the Schrader France Shares is reflected in the Base Purchase Price).
1H.    Separate Purchase of Certain Company Entities. Provided that such amendment and other documents are delivered to Seller not less than thirty (30) days prior to the date on which the Closing would otherwise occur pursuant to Section 1C (or such lesser number of Business Days as Seller may agree), Seller agrees to consider in good faith (and reasonably cooperate with Buyer in connection with Buyer’s preparation of) a proposed amendment to this Agreement, as well as drafts of all documents required under local Law, pursuant to which Buyer or one or more of its wholly-owned direct or indirect Subsidiaries would purchase directly all of the issued and outstanding shares of capital stock (or the equivalent) of August Lux Holding Company, August France Holding Company and/or August Lux UK Holding Company on the Closing Date following the repayment in full of all amounts due and owing under the Credit Agreement and immediately prior to the purchase of the Shares (and thereby all other Company Entities) by Buyer from Seller at the Closing, and Seller shall consent to the execution of such amendment and other documents (which consent shall not be unreasonably conditioned, withheld, delayed or denied) provided that in Seller’s reasonable judgment (x) such proposed amendment or other documents do not and would not reasonably be expected to (1) decrease the Purchase Price (including by virtue of any increase in Net Indebtedness or any decrease in Net Working Capital (which shall be measured without giving effect to any transaction contemplated by this Section 1H)) payable to Seller at Closing, (2) result in any additional or incremental fees, costs, Taxes, Tax or other risks, expenses or other Liabilities on any Seller Party (and/or its direct or indirect owners), (3) require any representations, warranties, covenants or agreements (other than those contained in this Agreement) that would survive Closing (and the provisions of Section 8A would be revised as part of such amendment to reflect the same), (4) delay closing, or (5) include any additional conditions to the obligation of either Buyer and Seller to consummate the transactions contemplated by this Agreement or thereby or otherwise impede or delay the Closing, and (y) no representation, warranty or covenant of Seller shall be deemed untrue or not performed (including the representations and warranties in Section 3F and the covenants in Section 5B) as a result of such proposed amendment. Buyer shall be solely responsible for, and shall solely bear and pay all fees, costs, Taxes and expenses (including all fees, costs and expenses of counsel and notaries) related to, the preparation, negotiation, and execution of any such amendment and any other documents or otherwise related to the transfer of any Company Entity (and no such fees, costs, Taxes or expenses shall be included in the calculation of Net Indebtedness or Net Working Capital). Any such amendment or other documents shall be consistent with this Section 1H, shall contain an indemnity in favor of the Seller Parties with respect to the matters referred to herein and shall otherwise be in form and substance satisfactory to Seller.

ARTICLE 2
CONDITIONS TO CLOSING
2A.    Conditions to All Parties’ Obligations. The obligation of each of Buyer and Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction, or waiver by Buyer and Seller, of each of the following conditions as of immediately prior to the Closing:
(i)    All applicable waiting periods under the HSR Act shall have expired or been terminated (the “HSR Approval”);
(ii)    All other necessary permits, approvals, clearances and consents of any Antitrust Authorities listed on Section 2A(ii) of the Seller Disclosure Letter (the “Other Antitrust Approvals” and, together with the HSR Approval, the “Antitrust Approvals”) shall have been obtained or the applicable waiting periods with respect thereto shall have expired or been terminated;
(iii)    There shall not be in force, pending or threatened in writing by any Governmental Authority any Governmental Order, statute, rule or regulation restraining, enjoining or prohibiting the consummation of the transactions contemplated hereby; and
(iv)    This Agreement shall not have been terminated in accordance with Section 6A.
2B.    Conditions to Buyer’s Obligations. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction, or waiver by Buyer, of each of the following additional conditions as of immediately prior to the Closing:
(i)    (a) The Seller Fundamental Representations (each interpreted without giving effect to any limitation or qualification as to materiality or Material Adverse Effect) shall be true and correct in all material respects as of the Closing Date as if made on and as of such date (except to the extent any such representation or warranty expressly relates to an earlier date (in which case as of such earlier date)), (b) the representation contained in Section 3I(i) shall be true and correct in all respects as of the Closing Date, and (c) the other representations and warranties of Seller contained in Article 3 (each interpreted without giving effect to any limitation or qualification as to materiality or Material Adverse Effect) shall be true and correct in all respects as of the Closing Date as if made on and as of such date (except to the extent any such representation or warranty expressly relates to an earlier date (in which case as of such earlier date)), except in the case of this clause (c) for any failure of such representations or warranties to be so true and correct as has not had and would not reasonably be expected to have, individually or in the aggregate with all such other failures, a Material Adverse Effect;
(ii)    Each of the covenants and agreements of Seller to be performed as of or prior to the Closing shall have been performed in all material respects;
(iii)    Since the date of this Agreement, there shall not have occurred a Material Adverse Effect;
(iv)    Seller shall have delivered to Buyer a certificate in the form of Exhibit F attached hereto dated as of the Closing Date and signed by a senior executive officer of Seller on behalf of Seller confirming the foregoing matters in Section 2B(i), Section 2B(ii) and Section 2B(iii);
(v)    Seller shall have delivered to Buyer each of the certificates and other documents required to be delivered pursuant to Section 1D(ii); and

(vi)    Seller shall have accepted the Offer within the Offer Period.
2C.    Conditions to Seller’s Obligations. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction, or waiver by Seller, of each of the following additional conditions as of immediately prior to the Closing:
(i)    (a) The Buyer Fundamental Representations (each interpreted without giving effect to any limitation or qualification as to materiality or material adverse effect or other terms of similar import or effect) shall be true and correct in all material respects as of the Closing Date as if made on and as of such date (except to the extent any such representation or warranty expressly relates to an earlier date (in which case as of such earlier date)), and (b) the other representations and warranties of Buyer contained in Article 4 (each interpreted without giving effect to any limitation or qualification as to materiality or material adverse effect or other terms of similar import or effect) shall be true and correct in all respects as of the Closing Date as if made on and as of such date (except to the extent any such representation or warranty expressly relates to an earlier date (in which case as of such earlier date)), except in the case of this clause (b) for any failure of such representations or warranties to be so true and correct as has not had and would not reasonably be expected to have, individually or in the aggregate with all such other failures, a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement;
(ii)    Each of the covenants and agreements of Buyer to be performed as of or prior to the Closing shall have been performed in all material respects;
(iii)    Buyer shall have delivered to Seller a certificate in the form of Exhibit G attached hereto dated as of the Closing Date and signed by a senior officer of Buyer on behalf of Buyer confirming the foregoing matters in Section 2C(i) and Section 2C(ii);
(iv)    Buyer shall have delivered to Seller each of the certificates and other documents required to be delivered pursuant to Section 1D(i); and
(v)    The Works Council Consultation shall have been completed and the Offer Period shall have expired (or Seller shall have delivered prior to the expiration of the Offer Period the Acceptance Notice or the Rejection Notice).
2D.    Waiver of Conditions. All conditions to the Closing shall be deemed to have been satisfied or waived from and after the Closing.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLER
As an inducement to Buyer to enter into this Agreement, Seller hereby represents and warrants to Buyer that, except as set forth in the Seller Disclosure Letter:
3A.    Seller’s Organization and Qualification. Seller has been duly organized and is validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization and has the requisite power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. True, correct and complete copies of the Organizational Documents of Seller have been previously made available to Buyer. Seller is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which the ownership of its properties or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.
3B.    Company Entities’ Organization and Qualification. Each of the Company Entities has been duly organized and is validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization and has the requisite power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. True, correct and complete copies of the Organizational Documents of each of the Company Entities have been previously made available to Buyer. Each of the Company Entities is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which the ownership of its properties or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.
3C.    Due Authorization. Seller has all requisite power and authority to execute and deliver this Agreement and each Ancillary Agreement to which Seller is or will be party and (subject to the approvals discussed below) to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Agreement to which Seller is or will be a party by Seller and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all corporate or other action, and no other proceeding on the part of Seller is necessary to authorize this Agreement or any Ancillary Agreement to which Seller is or will be party. This Agreement and each Ancillary Agreement to which Seller is or will be a party has been duly and validly executed and delivered by Seller and constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. Seller is not entering into this Agreement or the transaction contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors.
3D.    No Conflict. Except as set forth in Section 3D of the Seller Disclosure Letter, subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 3E or in Section 3E of the Seller Disclosure Letter, the execution and delivery of this Agreement and each Ancillary Agreement to which Seller is or will be party by Seller and the consummation of the transactions contemplated hereby and thereby do not and will not violate in any material respect any provision of, conflict with or result in the material breach of, any applicable Law, the Organizational Documents of Seller or any Company Entity or any Material Contract, or give any Person the right to modify, terminate or accelerate in any material respect, or result in the material modification, termination or acceleration of, any obligation under, constitute a material default or create any right to any material payment under, or require the consent of any Person under, any Material Contract, or result in the creation of any Lien upon any of the Shares or any of the material properties or assets of any Company Entity, or result in a violation or revocation of any required material permit or approval from any Governmental Authority, or constitute an event that, after notice or lapse of time or both, would result in any such material violation, conflict, breach, modification, termination, acceleration, consent requirement, creation of a Lien or violation or revocation of a required material permit or approval from a Governmental Authority.
3E.    Governmental Authorities; Consents. Assuming the accuracy of the representations and warranties of Buyer contained in this Agreement, no material consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Seller with respect to Seller’s execution or delivery of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby and thereby, except for (a) applicable requirements of the HSR Act or any other Antitrust Law and (b) as otherwise disclosed on Section 3E of the Seller Disclosure Letter.

3F.    Capitalization. Section 3F of the Seller Disclosure Letter sets forth the authorized capitalization of each Company Entity and the number of issued and outstanding shares of each class of capital stock of or other equity interests in each such Company Entity, together with the ownership thereof. All such shares or other equity interests have been duly authorized and validly issued and are (to the extent applicable) fully paid and nonassessable and were issued free of preemptive rights. Seller owns of record and beneficially all of the outstanding Shares free and clear of all Liens other than Other Liens. Except as set forth on Section 3F of the Seller Disclosure Letter, the Company owns of record and beneficially all of the capital stock or other equity interests of its Subsidiaries free and clear of all Liens, other than Permitted Liens (solely with respect to shares or other equity interests of the Company Entities other than the Company) and Other Liens. Except as set forth in Section 3F of the Seller Disclosure Letter, no Company Entity has authorized or granted any outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock or other equity interests of such Company Entity, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares or for the repurchase or redemption of shares of capital stock or other equity interests of such Company Entity, and there are no agreements of any kind that obligate such Company Entity to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or other equity interests. No shares of capital stock or other equity interests are held in treasury by any Company Entity. There are no stock appreciation, phantom stock, profit participation or similar rights with respect to any Company Entity.
3G.    Financial Statements. Attached as Section 3G(i) of the Seller Disclosure Letter are (i) the audited consolidated balance sheets of August Cayman Intermediate and its Subsidiaries as of December 31, 2013 and December 31, 2012, and (ii) the audited consolidated statements of operations, statements of comprehensive loss and statements of cash flows for the year ended December 31, 2013 for August Cayman Intermediate and its Subsidiaries, the period from April 28, 2012 through December 31, 2012 for August Cayman Intermediate and its Subsidiaries and the period from January 1, 2012 through April 27, 2012 for the Company Entities or the Business (the financial statements in clauses (i) and (ii), collectively, the “Audited Financial Statements”) and (iii) the unaudited consolidated balance sheet of August Cayman Intermediate and its Subsidiaries as of June 28, 2014 and the related unaudited consolidated statements of operations, statements of comprehensive loss, and statements of cash flows for the six-month period then ended (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements (including the notes thereto, if any) present fairly, in all material respects, the consolidated financial position of August Cayman Intermediate and its Subsidiaries as of their respective dates and for the periods covered thereby in conformity with GAAP (except in the case of the Interim Financial Statements, (a) for recurring year end audit adjustments that would not be reasonably expected to be, except as set forth on Section 3G(ii) of the Seller Disclosure Letter, material, individually or in the aggregate, to the Company Entities, taken as a whole and (b) for the absence of footnotes and other presentation items). Except as set forth in Section 3G(ii) of the Seller Disclosure Letter, the Company (1) has not, since the date of its formation, carried on any business or conducted any operations other than holding ownership of the Shares, (2) has no assets other than the Shares, (3) is not party to or otherwise bound by any Contract and (4) has no Liabilities, other than unpaid Taxes (that are current Taxes not yet due and payable) attributable to the Company’s ownership of its Subsidiaries.
3H.    Undisclosed Liabilities. Except as set forth in Section 3H of the Seller Disclosure Letter, no Company Entity has any material Liability (whether absolute, accrued, contingent or otherwise) of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP or, as of the date hereof, the footnotes thereto, except for (i) Liabilities reflected or reserved for on the Latest Balance Sheet, the Latest Audited Balance Sheet or disclosed in the notes to the Latest Audited Balance Sheet, (ii) Liabilities that have arisen since the date of the Latest Audited Balance Sheet in the ordinary course of business of the Company Entities, and (iii) other Liabilities to the extent included or to be included in the calculation of Closing Net Working Capital or Closing Net Indebtedness.

3I.    Absence of Certain Changes or Events.
(i)    Since April 27, 2012, through and including the date of this Agreement, no event, change or circumstance has occurred that has had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.
(ii)    Since April 27, 2012, through and including the date of this Agreement, the Company Entities have carried on their respective businesses in all material respects in the ordinary course of business.
(iii)    Since January 1, 2014, through and including the date of this Agreement, no Company Entity has taken or permitted to occur any action that, were it to be taken from and after the date hereof, would require the prior written consent of Buyer pursuant to Section 5B, except as set forth in Section 3I(iii) of the Seller Disclosure Letter.
3J.    Litigation and Proceedings. Except as set forth in Section 3J of the Seller Disclosure Letter, (a) there are no (and since April 27, 2012 there have not been any) Actions (other than investigations) or, to the knowledge of Seller, investigations by or before any Governmental Authority pending against any Company Entity or, to the knowledge of Seller, affecting any Real Property (1) that is reasonably expected to result in an award against any Company Entity in an aggregate amount greater than $250,000, (2) which alleges material violations of Law or (3) which expressly seeks to impose injunctive or equitable relief, and (b) to the knowledge of Seller, no such Action is (or since April 27, 2012 has been) threatened against any Company Entity or any Real Property or pending or threatened against any of the officers, directors, shareholders or employees of any Company Entity in their capacities as such. Except as set forth in Section 3J of the Seller Disclosure Letter, no Company Entity is subject to any Governmental Order that impairs a Company Entity from operating the Business in the ordinary course. Except as set forth in Section 3J of the Seller Disclosure Letter, during the last two (2) years, no Company Entity has received any written claim or notice from any Person seeking indemnification, contribution or subrogation of more than $500,000 from any of the Company Entities pursuant to the provisions of any Contract between a Company Entity and such Person or pursuant to any Law.
3K.    Legal Compliance. Except with respect to matters set forth in Section 3K of the Seller Disclosure Letter:
(i)    The Company Entities are, and at all times since April 27, 2012 have been (including with respect to any Real Property), in material compliance with all applicable Laws (including all International Trade Laws and Regulations), and, as of the date hereof, no written notices have been received by any Company Entity alleging a violation of any such Laws since April 27, 2012.
(ii)    Since April 27, 2012, no Company Entity, nor to the knowledge of Seller, any employee, officer, director, or, to the extent that it would constitute a material breach of applicable Law by any Company Entity, any agent or representative or other Person acting for or on behalf of any Company Entity, has, directly or indirectly, (a) made or offered any unlawful payment, or offered or promised to make any unlawful payment, or provided or offered or promised to provide anything of value (whether in the form of property or services or in any other form), to any foreign or domestic government official or employee, any foreign political party or official or candidate for foreign political office, any official or employee of a Public International Organization (as defined in the FCPA) (each, an “Official Party”), or to any finder, agent, or other party acting on behalf of or under the auspices of any Governmental Authority, Public International Organization or official or employee thereof, for the purpose of (i) influencing any act or decision of any Official Party in his or her official capacity, (ii) inducing any Official Party to do or omit to do any act in violation of his or her lawful duties, (iii) securing any improper advantage or (iv) inducing any Official Party to influence or affect any act or decision of any Governmental Authority or Public International Organization, (b) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political or charitable activities, (c) taken any other action or made any omission, in each case in violation of any Law applicable to any Company Entity governing corrupt practices, money laundering, anti-bribery or anticorruption or that otherwise prohibits payments to any government or public officials or other Official Party, including, if applicable, the FCPA, the UK Bribery Act 2010 and any Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (all such Laws, “Anticorruption Laws”) or (d) made, offered or provided any material false statement or material omission to any Governmental Authority in connection with the importation of goods or with respect to any requirement of International Trade Laws and Regulations. Since April 27, 2012, neither Seller nor any of the Company Entities has, in connection with the business or operations of any Company Entity, received any written notice alleging any such material violation or conducted any material internal investigation with respect to any actual or alleged violation of any Anticorruption Law, which would reasonably be expected to be materially adverse to the Company Entities, taken as a whole. No Company Entity nor any of its respective directors, officers, stockholders or agents is currently a government officer, agent or employee of a Governmental Authority.
(iii)    The Company Entities are, and since April 27, 2012 have been, in compliance in all material respects with all applicable statutory and regulatory requirements of the United States, the United Kingdom or the European Union relating to economic sanctions or embargoes, including all laws administered and enforced by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC Laws”). No Company Entity is party to any contract or is engaged in any transaction or other business (i) in breach of OFAC Laws, or (ii) with any Person that is included, at the time of the relevant transaction, in the list of Specially Designated Nationals and Blocked Persons published by the United States Department of the Treasury, in each case to the extent OFAC Laws apply to the Company Entities. No Company Entity has received from any Governmental Authority or any other Person any written notice of any material violation or alleged material violation of any OFAC Laws.
3L.    Contracts; No Defaults.
(i)    Section 3L(i) of the Seller Disclosure Letter contains a listing of all Contracts described in clauses (a) through (k) below to which, as of the date of this Agreement, any Company Entity is a party, true, correct and complete copies of which have been previously made available to Buyer, including all amendments and modifications thereto.
(a)    Each Contract (other than (1) purchase orders entered into in the ordinary course of business and (2) Contracts of the type (without giving effect to dollar thresholds) described in other clauses of this Section 3L(i)) that Seller reasonably anticipates will involve aggregate payments or consideration furnished by or to any Company Entity of more than $1,000,000 in any calendar year;
(b)    Each note, debenture, other evidence of indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed or other indebtedness, or security agreement or other Contract relating to the mortgaging, pledging or otherwise granting of a Lien (including pursuant to any credit support or similar obligation), including any agreement or commitment for future loans, credit or financing or Liens, in each case other than obligations under capital lease agreements of less than $250,000;
(c)    Each Contract for the acquisition of any Person or any assets outside the ordinary course of business or business unit thereof or the disposition of any assets of any Company Entity (other than sales of inventory in the ordinary course of business), in each case, involving payments or receipts in excess of $1,000,000, other than Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;

(d)    any Contract (A) for the sale or other assignment of Intellectual Property rights or an option to sell or transfer Intellectual Property rights, or (B) which grants a Lien (other than Permitted Lien) over Intellectual Property rights, other than non-exclusive licenses of Company Intellectual Property in the ordinary course of business consistent with past practice;
(e)    Each lease, sublease, rental or occupancy agreement, license, installment or conditional sale agreement or other Contract that (1) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any personal property and (2) involves aggregate payments in excess of $1,000,000 in any calendar year;
(f)    Each joint venture agreement, partnership agreement or limited liability company agreement;
(g)    Each Contract requiring capital expenditures after the date of this Agreement in an amount in excess of $1,000,000 in any calendar year;
(h)    Each Contract that (a) expressly prohibits or restricts in any material respect the ability of any Company Entity to engage in any business, to operate in any geographical area or to compete with any Person, (b) contains a “most favored nation” or similar provision with a customer or supplier listed on Section 3Y(i) or Section 3Y(ii) of the Seller Disclosure Letter or (c) other than customer and supplier agreements or confidentiality agreements entered into in the ordinary course of business consistent with past practice, limits the freedom of any Company Entity to solicit, hire or employ any Person;
(i)    Each material license agreement under which any Company Entity is a licensor or licensee of any material Intellectual Property (excluding licenses in respect of commercially available “off-the-shelf software”);
(j)    Each Contract currently in effect under which it has advanced or loaned monies to any other Person or otherwise agreed to advance, loan or invest any funds (other than advances to the Company Entities’ employees in the ordinary course of business), in each case other than obligations under capital lease agreements of less than $250,000;
(k)    Each Contract between a Company Entity and any of the top twenty (20) largest customers listed on Section 3Y(i) of the Seller Disclosure Letter or any of the top ten (10) largest suppliers listed on Section 3Y(ii) of the Seller Disclosure Letter;
(l)    Each Contract of employment for any director or officer of a Company Entity that provides for annual compensation in excess of $150,000 and that is not terminable at will by either party thereto without the payment of severance;
(m)    Each Contract granting a power of attorney to any Person authorizing such Person to take any actions that could materially affect the operations or the financial condition of any of the Company Entities;
(n)    Each Contract that is a collective bargaining agreement or any other agreement with any Labor Organization (each, a “Collective Bargaining Agreement”); and

(o)    Any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which, after the date of this Agreement, any Company Entity would reasonably be expected to be required to make payments in excess of $1,000,000 in the aggregate.
(ii)    Except as set forth in Section 3L(ii) of the Seller Disclosure Letter, all of the Contracts listed or required to be listed pursuant to Section 3L(i) (collectively, “Material Contracts”) (a) are in full force and effect (subject to expiring in accordance with their terms) and (b) represent the legal, valid and binding obligations of and are enforceable against the Company Entity party thereto and, to the knowledge of Seller, represent the legal, valid and binding obligations of and are enforceable against the other parties thereto, in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. Except as set forth in Section 3L(ii) of the Seller Disclosure Letter, (1) none of the Company Entities nor, to the knowledge of Seller, any other party thereto is in material breach of or material default under, or has failed to perform any material obligations required to be performed by it under, any Material Contract, (2) no Company Entity has received any written claim or notice of material breach of or material default under any Material Contract and (3) to the knowledge of Seller, no event has occurred, which individually or together with other events, would reasonably be expected to result in a material breach of, a material default under or permit the termination, modification or acceleration of any material obligation under, any Material Contract (in each case, with or without notice or lapse of time or both).
(iii)    The Business (as presently conducted and as presently proposed to be conducted) does not violate, conflict with or breach the non-compete and similar provisions of any Contract set forth in Section 3L(i) of the Seller Disclosure Letter.
3M.    Employee Benefit Plans.
(i)    Section 3M(i) of the Seller Disclosure Letter sets forth a complete list of each material Company Benefit Plan, organized by local jurisdiction, excluding plans and programs administered by a Governmental Authority. With respect to each Company Benefit Plan, excluding plans and programs administered by a Governmental Authority, Seller has made available to Buyer a true and complete copy of the Company Benefit Plan document in effect as of the date hereof, including any amendments thereto, and a true and complete copy of the following items (in each case, only if applicable): (i) each current trust or other funding arrangement, (ii) each current summary plan description and summary of material modifications thereto, (iii) the most recently filed annual report on the IRS Form 5500, (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, and (v) the most recently received IRS determination letter.
(ii)    Except as set forth in Section 3M(ii) of the Seller Disclosure Letter:
(a)    Each Company Benefit Plan has been administered, in all material respects, in accordance with its terms and all applicable Laws, including ERISA, the Code and all applicable local employment and tax laws. All contributions or payments (including all employer contributions, employee salary reduction contributions, premium payments and benefit payments) that are due under any Company Benefit Plan with respect to any current or former employees of any of the Company Entities have been made or paid.
(b)    Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified (and to the knowledge of Seller, no event has occurred that would reasonably be expected to adversely affect such qualification status) and (1) has received a favorable determination or opinion letter as to its qualification, (2) has been established under a standardized master and prototype or volume submitter plan for which a current favorable advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer or (3) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter.
(c)    None of the Company Entities sponsor, maintain or contribute to (or have since April 27, 2012), nor have any Liability with respect to (including on account of any of their ERISA Affiliates), any Multiemployer Plan, Pension Plan or any other defined benefit plan covering employees or former employees of the Company Entities outside of the United States (“Foreign Pension Plan”). No condition exists that presents a material risk to any of the Company Entities of incurring any Liability under Title IV of ERISA or under Section 412 or Section 430 of the Code (including, in each case, on account of an ERISA Affiliate of any of the Company Entities).
(d)    No current employee of any of the Company Entities participates in any Multiemployer Plan, Pension Plan or any Foreign Pension Plan. None of the Company Entities has any obligation to provide post-employment, post-service or retiree health benefits or life insurance coverages or supplemental pension, supplemental retirement or similar benefits (not including equity compensation, vacation and similar benefits) to its current or former employees, directors or contractors, except (1) with respect to individuals in the United States, for health continuation coverage required by Section 4980B of the Code or similar applicable Law for which the covered individual pays the full cost of coverage, and (2) with respect to individuals outside of the United States, as required by applicable Law. No current employee, director or contractor of any of the Company Entities has been promised post-employment or retiree health benefits or life insurance coverages upon his or her termination of employment or services from the Company Entities, except (x) with respect to individuals in the United States, for health continuation coverage required by Section 4980B of the Code or similar applicable Law for which the covered individual pays the full cost of coverage and (y) with respect to individuals outside of the United States, as required by applicable Law.
(e)    With respect to the Company Entities, there is no pending or, to the knowledge of Seller, threatened claim (other than a routine claim for benefits), proceeding, examination, audit, investigation or other proceeding with respect to any Company Benefit Plan. No “prohibited transaction” has occurred with respect to which any of the Company Entities could have any material Liability.
(f)    Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in combination with another event, will entitle any current or former employee, director or service provider of any of the Company Entities to payment, or accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any such individual.
(g)    Without limiting the generality of the foregoing, with respect to the Company Entities, each Company Benefit Plan that is subject to the Laws of any jurisdiction outside of the United States (each a “Foreign Benefit Plan”) and that is required to be funded is funded to the extent required by applicable Law, and with respect to all Foreign Benefit Plans, adequate reserves therefor have been established on the accounting statements of the applicable Company Entity to the extent required by applicable accounting standards.
(h)    To the knowledge of Seller, since April 27, 2012, no employee of any Company Entity has transferred to such Company Entity pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 (as amended). Each Foreign Pension Plan required to be registered has been registered and has been maintained in good standing with any applicable Governmental Authority.

(iii)    None of the Company Entities is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state or local Law) as a result of the transactions contemplated by this Agreement.
3N.    Labor Relations. Except as set forth in Section 3N of the Seller Disclosure Letter, no Company Entity is a party to or bound by any Collective Bargaining Agreement and no employee of any Company Entity is represented by any Labor Organization with respect to his or her employment with such Company Entity. Section 3N of the Seller Disclosure Letter sets forth a complete list of all employment or severance agreements and a summary of any agreements based on applicable Law or works customs and/or nationally applicable Collective Bargaining Agreements to which, as of the date of this Agreement, any Company Entity is a party or bound by with respect to (i) any executive officer, (ii) any other current employee whose annual base compensation during the applicable Company Entity’s current fiscal year will exceed $150,000 and which may not be terminated at will, or by giving notice of ninety (90) days or less, without an obligation to pay severance or termination pay, other than severance or termination pay required by applicable Law, or (iii) standard terms and conditions on which any group of Company Entity employees is employed or engaged. True, correct and complete copies of the Contracts listed in Section 3N of the Seller Disclosure Letter have been previously made available to Buyer. To the knowledge of Seller, no executive or manager of any of the Company Entities (A) has any present intention to terminate his or her employment with the Company Entities or (B) is in violation of any employment agreement, Restrictive Covenant or other obligation under applicable Law relating to any Company Entity or former employer. Except as set forth in Section 3N of the Seller Disclosure Letter, since April 27, 2012, there have not been any labor strikes, work stoppages, slowdowns, lockouts other material labor disputes, and there are no material grievances or material arbitrations ongoing or, to the knowledge of Seller, threatened against or involving any Company Entity. To the knowledge of Seller, no union organizing, recognizing or decertification activities are underway or threatened with respect to any Company Entity and no such activities have occurred since April 27, 2012. With respect to the transactions contemplated by this Agreement, any notice or consultation required by the Company Entities under any Law or Collective Bargaining Agreement has been or prior to the Closing will be given, and all notice, consultation or bargaining obligations of the Company Entities with any Labor Organization and/or other employee representative have been or prior to the Closing will be satisfied. Since April 27, 2012, no Company Entity has implemented any plant closing or layoff of employees implicating the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Law (collectively, the “WARN Act”). Each of the employees of the Company Entities has all work permits, immigration permits, visas or other authorizations, each as required by applicable Law for such employee given the duties and nature of such employee’s employment. Section 3N of the Seller Disclosure Letter sets forth a true and complete list of such work permits, immigration permits, visas or other authorizations currently held by such employees.
3O.    Taxes. Except as set forth in Section 3O of the Seller Disclosure Letter and for the period beginning April 27, 2012:
(i)    All material Tax Returns required to be filed by or with respect to the Company Entities have been properly prepared and timely filed, and all such Tax Returns are true, correct and complete in all material respects. All material Taxes owed by the Company Entities (whether or not shown on such Tax Returns) have been paid in the manner and time required by Law. All material Tax Returns required to be filed by or with respect to any affiliated group with respect to which any of the Company Entities is or has been a member on or after April 28, 2012 (including, without limitation, any combined, consolidated or unitary Tax Return with respect to such a group under U.S. or non-U.S. Law) have been properly prepared and timely filed, and all such Tax Returns are true, correct and complete in all material respects. All material Taxes owed by or with respect to such groups (whether or not shown on such Tax Returns) have been paid in the manner and time required by Law.

(ii)    The Company Entities have fully and timely paid all material Taxes that have become due and payable. There are no liens for Taxes (other than Permitted Liens) upon any assets of any Company Entity. All material Taxes required to be withheld by the Company Entities have been timely withheld and, to the extent required, paid over to the appropriate Governmental Authority, and all necessary filings with respect thereto have been properly completed and timely filed.
(iii)    Neither the Seller nor any of the Company Entities has received from any Governmental Authority any written notice of (and to the knowledge of Seller, no Governmental Authority has threatened or proposed), any audit, examination, proceeding, investigation, suit, action claim, deficiency or assessment with respect to liabilities for Taxes due from or with respect to the Company Entities, which have not been satisfied by payment, settled or withdrawn. There is no pending audit, examination, proceeding, investigation, suit, action or claim relating to Taxes due from or with respect to the Company Entities. None of the Company Entities has received from any Governmental Authority (including jurisdictions where such Company Entity has not filed Tax Returns) any written notice or written request for information related to Tax matters or written claim that Taxes may be due in a jurisdiction where such Company Entity does not file Tax Returns.
(iv)    None of the Company Entities has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension has not since expired.
(v)    There are no Tax allocation, Tax sharing or Tax indemnification agreements or similar agreements or arrangements (excluding any such agreements pursuant to customary provisions in Contracts entered into in the ordinary course of business such as leases and loans) under which any Company Entity could be liable for Taxes of any other Person other than another Company Entity.
(vi)    None of the Company Entities (a) since April 28, 2012, has been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than an affiliated group of which the common parent is another Company Entity) or (b) has any Liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by contract or otherwise. Since April 27, 2012, no Company Entity has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.
(vii)    None of the Company Entities will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (a) any change in method of accounting adopted after April 27, 2012 for a taxable period ending on or prior to the Closing Date, (b) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) executed after April 27, 2012 and on or prior to the Closing Date, (c) any intercompany transactions or any excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) arising after April 27, 2012, (d) any installment sale or open transaction disposition made after April 27, 2012 and on or prior to the Closing Date or (e) any prepaid amounts received on or prior to the Closing Date.
(viii)    Each contract, arrangement or plan of the Company Entities that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) is in documentary and operational compliance with Section 409A of the Code and the applicable guidance issued thereunder in all material respects. None of the Company Entities has any indemnity obligation for any Taxes imposed under Sections 4999 or 409A of the Code.

(ix)    Neither Seller nor any of the Company Entities has made any entity classification elections under Treasury Regulation Section 301.7701-3 for any of the Company Entities.
(x)    No Company Entity has in the period from April 28, 2012 and ending with the Closing Date entered into, or agreed to enter into, an election pursuant to Sections 171A of the United Kingdom Taxation of Chargeable Gains Act 1992, or Section 792 of United Kingdom Corporation Tax Act 2009.
(xi)    Neither the execution nor completion of this Agreement will result in any chargeable asset being deemed to have been disposed of and re-acquired by any of the Company Entities for Tax purposes or to the clawback of any relief previously given.
(xii)    Each Company Entity required to be registered for value added tax (“VAT”) is so registered and each such Company Entity has materially complied with all statutory provisions, rules, regulations, orders and directions in respect of any VAT or similar tax on consumption, and has not since April 27, 2012 been subject to any material interest, forfeiture, surcharge or penalty and none is or has been since April 27, 2012 a member of a group or consolidation with any other company for purposes of VAT.
(xiii)    None of the Company Entities has a “permanent establishment” within the meaning of any applicable tax treaty, other than such Company’s jurisdiction of legal organization.
(xiv)    Since April 27, 2012, none of the Company Entities has been subject to any adjustment imposed under Section 482 of the Code (or any similar provision of state, local or non-U.S. Tax law).
(xv)    There are no Tax holidays, concessions, exemptions, incentives, credits, rebates or written agreements relating to Taxes (including any written agreement for the deferred payment of any Tax Liability) with any Governmental Authority outside of the United States that are currently in effect with respect to any of the Company Entities (any such item, a “Tax Incentive”). The Company Entities are in compliance with all applicable Laws relating to all Tax Incentives and such Tax Incentives are not currently subject to reduction, revocation, cancellation or any other changes (including retroactive changes). No Company Entity has received any written notice in relation to, or is aware of, any event that may result in repeal, cancellation, revocation or return of any Tax Incentive, other than Buyer’s or any of its Affiliates’ (including the Company Entities’) failure to comply after the Closing with applicable Laws relating to any such Tax Incentive.
(xvi)    None of the Company Entities has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.
Nothing in this Section 3O or otherwise in this Agreement shall be construed as a representation or warranty with respect to (a) the amount or availability in a taxable period or portion thereof beginning after the Closing Date of any net operating loss, capital loss, Tax credit carryover, or other Tax asset or Relief generated or arising in or in respect of a taxable period (or portion thereof) ending on or before the Closing Date or (b) any Tax positions that Buyer and its Affiliates (including any Company Entity) may take in or in respect of a taxable period (or portion thereof) beginning after the Closing Date. Notwithstanding anything expressed or implied in this Agreement to the contrary, Section 3M and this Section 3O contain the sole and exclusive representations and warranties of Seller with respect to Taxes or Tax Returns.
3P.    Licenses, Permits and Authorizations. Except as set forth in Section 3P of the Seller Disclosure Letter, and except with respect to licenses, approvals, consents, registrations, certifications, authorizations and permits required under applicable Environmental Laws (as to which certain representations and warranties are made pursuant to

Section 3U), the Company Entities have obtained and are, and at all times since April 27, 2012 have been, in material compliance with all of the material licenses, approvals, consents, registrations, certifications, authorizations and permits of Governmental Authorities necessary under applicable Law for the Company Entities to own, operate, use and maintain their respective assets in the manner in which they are now owned, operated, used and maintained and to conduct the Business as currently conducted, and no written notices have been received by Seller or any Company Entity from a Governmental Authority alleging (a) the failure to hold any of the foregoing or (b) any violation of the terms of any of the foregoing.
3Q.    Machinery, Equipment and Other Tangible Property. Except as set forth in Section 3Q(i) of the Seller Disclosure Letter, one or more of the Company Entities owns and has good and marketable title to or, to the knowledge of Seller, a valid leasehold interest in all material machinery, equipment and other tangible property that are shown on the Latest Audited Balance Sheet, in each case free and clear of all Liens (other than Permitted Liens and Other Liens) and, except as set forth in Section 3Q(ii) of the Seller Disclosure Letter, such assets in the aggregate are in reasonable operating condition (ordinary wear and tear excepted).
3R.    Real Property.
(i)    Section 3R(i) of the Seller Disclosure Letter lists, as of the date of this Agreement, the address, description and use (e.g., manufacturing, office space, etc.) of each Owned Real Property. To the knowledge of Seller, the Company has delivered or made available to Buyer complete and correct copies (to the extent in the Company’s possession as of the date hereof) of all material ownership documentation, including where available, surveys and title insurance policies of commitments (or equivalents thereof) with respect to the Owned Real Property. With respect to each Owned Real Property: (a) the applicable Company Entity has good and marketable fee simple title to such Owned Real Property, free and clear of all Liens, except Permitted Liens and Other Liens; (b) except as set forth in Section 3R(i) of the Seller Disclosure Letter, the applicable Company Entity has not leased or otherwise granted to any Person any contractual right to use or occupy such Owned Real Property or any portion thereof; (c) other than the right of Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase, or lease such Owned Real Property or any portion thereof or interest therein to any Person; and (d) except as set forth on Section 3R(i) of the Seller Disclosure Letter, all buildings, structures, fixtures, building systems and equipment included in the Owned Real Property (i) are in reasonably good condition and repair in all material respects, subject to reasonable wear and tear, and (ii) have access to public roads and utilities or valid easements for such ingress and egress or use of utilities, in each case as sufficient to enable the Owned Real Property to continue to be used and operated in the manner currently being used by the applicable Company Entity.
(ii)    Section 3R(ii) of the Seller Disclosure Letter sets forth the address, description and use (e.g., manufacturing, office space, etc.) of each Leased Real Property, and a true, correct and complete list of all Leases (including all amendments thereto) for each such Leased Real Property (including the date and name of the parties to such Lease document). The Company Entities have delivered to Buyer a true and complete copy of each such Lease. Except as set forth in Section 3R(ii) of the Seller Disclosure Letter, with respect to each of the Leases: (a) such Lease represents the legal, valid and binding obligations of and is enforceable against the Company Entity party thereto and, to the knowledge of Seller, represents the legal, valid and binding obligations of and is enforceable against the other parties thereto, in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (b) as of the date hereof, the applicable Company Entity’s possession and quiet enjoyment of the Leased Real Property under any such Lease has not been disturbed, and to the knowledge of Seller, there are no disputes with respect to such Lease; (c) neither the applicable Company Entity nor, to the knowledge of Seller, any other party to such Lease is in breach or default under such Lease, and, to the knowledge of

Seller, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; (d) to the knowledge of Seller, no security deposit or portion thereof deposited with respect such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full; (e) the other party to any of the Leased Real Property is not an Affiliate of Seller; and (f) the applicable Company Entity has not subleased, licensed or otherwise granted any Person any contractual right to use or occupy such Leased Real Property or any portion thereof.
(iii)    The Owned Real Property identified in Section 3R(i) of the Seller Disclosure Letter and the Leased Real Property identified in Section 3R(ii) of the Seller Disclosure Letter (collectively, the “Real Property”) comprise all of the Real Property owned, leased or otherwise currently used in the Business.
3S.    Intellectual Property.
(i)    Section 3S(i)(a) of the Seller Disclosure Letter lists each issued patent, registered trademark, registered service mark or trade name and registered copyright or mask work, and all applications for any of the foregoing, and all internet domain names, owned by the Company Entities, whether in the United States or in any other jurisdiction in the world, as of the date of this Agreement, in each case that has not expired or been abandoned or lapsed (all such registered items, except for applications, “Registered Intellectual Property”). The Company Entities own all right, title and interest in and to the Registered Intellectual Property and all material unregistered Intellectual Property owned or purported to be owned by any Company Entity, free and clear of all Liens, other than Permitted Liens and Liens granted in support of obligations under the Credit Agreement (all of which will be released at Closing). Except as set forth in Section 3S(i)(b) of the Seller Disclosure Letter, each of the Company Entities owns or has the right to use pursuant to valid and enforceable written licenses, sublicenses or other agreements, all Intellectual Property used in and material to the operation of the business of such Company Entity as currently conducted; provided that the foregoing shall not constitute, or be deemed to constitute, a representation that none of the Company Entities is infringing any Intellectual Property rights. The Registered Intellectual Property is subsisting, and, to the knowledge of Seller, is valid and enforceable, and no loss, abandonment, cancellation or expiration of any material Registered Intellectual Property is pending (other than expiration of patents expiring at the end of their statutory terms (but not as a result of any act or omission by any of the Company Entities or Seller)). Immediately subsequent to the Closing, all Intellectual Property owned by or licensed to the Company Entities will be owned by or available for use by the Company Entities on terms and conditions substantially similar and not less favorable in the aggregate to those under which the Company Entities owned or licensed such Intellectual Property immediately prior to the Closing. None of the Company Entities will be obligated to grant to any Person any right to any material Intellectual Property owned by, or licensed to, any of the Company Entities, as a result of this Agreement or the consummation of the transactions contemplated hereby. Except as set forth in Section 3S(i)(c) of the Seller Disclosure Letter, to the knowledge of Seller, (1) no Registered Intellectual Property or application to register Intellectual Property owned by any Company Entity has been since April 27, 2012 or is now involved in any interference, reissue, derivation, reexamination (including ex parte review, inter parties review, post-grant review or business method review), entitlement action, opposition, cancellation, litigation, arbitration or similar proceeding and (2) no such action is or has been since April 27, 2012 threatened with respect to any of the Registered Intellectual Property or application to register Intellectual Property owned by any Company Entity.
(ii)    Except as set forth in Section 3S(ii) of the Seller Disclosure Letter, to the knowledge of Seller, (1) neither the Company Products nor the Company Entities infringe upon, misappropriate or otherwise violate, and the conduct of the Company Entities’ businesses does not infringe upon, misappropriate or otherwise violate, any Intellectual Property rights of any Person, and the Company Entities have not, and the conduct of the Company Entities’

businesses has not, infringed upon, misappropriated or otherwise violated the Intellectual Property rights of any Person since April 27, 2012, (2) no Person is infringing upon, misappropriating or violating any Intellectual Property of a Company Entity, and no Person has infringed, misappropriated or violated any such Intellectual Property since April 27, 2012, (3) as of the date hereof, no Company Entity has received from any Person since April 27, 2012 any written or oral notice or threat that a Company Entity is infringing upon, misappropriating or otherwise violating any Intellectual Property rights of any Person or any unsolicited demand or offer to license any Intellectual Property rights of any Person, (4) no Person is challenging or opposing, or has challenged or opposed since April 27, 2012 the validity, registrability, enforceability, use or ownership of any Intellectual Property owned by the Company Entities and (5) as of the date hereof, no Person is asserting against any Company Entity or making a demand against any Company Entity with respect to, or since April 27, 2012 has asserted against any Company Entity or has made a demand against any Company Entity with respect to, an indemnification claim relating to the actual or alleged infringement, misappropriation or violation of any Intellectual Property of any Person. To the knowledge of Seller, the Company Intellectual Property, along with other Intellectual Property rights that are or would be expected to be available to the Company Entities on commercially reasonable terms, are all of the Intellectual Property rights that are used by the Company Entities in the conduct of the business as currently conducted. Except as set forth in Section 3S(ii) of the Seller Disclosure Letter, no Company Product or material Intellectual Property of any Company Entity is subject to any outstanding order, judgment, decree, or stipulation restricting the use thereof by the Company Entities or, in the case of any Company Products or material Intellectual Property rights licensed to other Persons by any Company Entity, restricting the sale, transfer, assignment or licensing thereof by the Company Entities to any Person. Notwithstanding anything herein to the contrary, the parties hereto acknowledge and agree that Seller has not made or given, and shall not be deemed to have made or given, any representation or warranty with respect to infringement of any Intellectual Property other than as set forth in this Section 3S(ii).
(iii)    Each individual who is an employee of the Company Entities as of the date hereof whose duties include design or engineering of products or creation of Intellectual Property material to the business of any Company Entity has executed and delivered a written confidentiality and invention assignment agreement and no such employee has any right, title or interest in or to any of such Intellectual Property. Except as set forth on Section 3S(iii) of the Seller Disclosure Letter, to the knowledge of Seller, since April 27, 2012, (x) no source code of any material Software owned by any Company Entity has been licensed or otherwise provided to any Person who is not an Affiliate of such Company Entity, except individual employees, temporary employees, consultants, and independent contractors of the Company Entity in the performance of services for such Company Entity or its Affiliate and subject to the Company Entity’s standard written confidentiality and assignment obligations (as set forth in its standard, unmodified form of confidentiality and invention assignment agreement), and (y) all such source code has been safeguarded and protected as Trade Secrets of the Company Entities. The Company Entities have taken reasonable steps consistent with industry standards to protect their rights in the Company Intellectual Property and maintain the confidentiality of all information that constitutes or at any time constituted a Trade Secret of any of the Company Entities.
(iv)    To the knowledge of Seller, none of the Company Products, in whole or in part, incorporates, links with or is distributed with any “open source”, “freeware”, “shareware” or other freely available public software (collectively, “Open Source Software”), including any software that is licensed under the Artistic License, the Mozilla Public License, the GPL or LGPL, that requires the distribution of source code in connection with the distribution of Open Source Software or that prohibits the Company Entities from charging a fee or otherwise limits the Company Entities’ freedom of action with regard to seeking compensation in connection with sublicensing or distributing such Open Source Software (whether in source code or object code form).
(v)    Except as set forth in Section 3S(v) of the Seller Disclosure Letter, to the knowledge of Seller, no funding or facilities of any Governmental Authority, or funding or facilities of a university, college, other educational or academic institution or educational or academic research center, was used in the development of the Intellectual Property owned by the Company Entities.
(vi)    The Company Entities have used industry standard virus scanning procedures designed to protect against viruses, worms, and other malicious software routines adversely affecting the information technology systems used in connection with the operation of the Company Entities. The Company Entities have commercially reasonable disaster recovery and business continuity plans, procedures and facilities for the business. To the Knowledge of Seller, there have been no material unauthorized intrusions or breaches of the security of such information technology systems.
(vii)    To the knowledge of Seller, the Company Entities have complied with all applicable Law relating to (a) the privacy of users of the Company Products and all of the Company Entities’ websites, and (b) the collection, use, storage and disclosure of any personally identifiable information collected or stored by the Company Entities or by Persons acting on Company Entities’ behalf or having authorized access to the Company Entities’ records, including personally identifiable information with respect to the Company Entities’ employees. To the knowledge of Seller, there has been no unauthorized access to, unauthorized disclosure of, or other misuse of any such personally identifiable information collected by the Company Entities. To the knowledge of Seller, the Company Entities have at all times complied with applicable Laws relating to electronic communications privacy, law enforcement access, reporting of illegal content, and data retention.
3T.    Sufficiency of Assets. Except as set forth in Section 3T of the Seller Disclosure Letter and except for (i) inventory sold in the ordinary course of business and obsolete or worn out tooling and other obsolete or worn out equipment and (ii) Intellectual Property (as to which certain representations and warranties are made in Section 3S), the Owned Real Property, the Leased Real Property, the machinery, equipment and tangible property described in Section 3Q and the other property, assets and interests of the Company Entities (including information technology assets other than any such assets that constitute Intellectual Property) constitute all of the property, assets and interests (whether tangible or intangible) included as assets on the Latest Audited Balance Sheet or located at the Owned Real Property or Leased Real Property as of the date of the Latest Audited Balance Sheet and such assets are sufficient to conduct the Business of the Company Entities as currently conducted.
3U.    Environmental Matters. Except as set forth in Section 3U of the Seller Disclosure Letter, the Company Entities are and, except for matters which have been fully resolved, have since April 27, 2012 been in material compliance with all applicable Environmental Laws. Except as set forth, the Company Entities hold, comply in all material respects with, and, except for matters which have been fully resolved, have since April 27, 2012 maintained and complied in all material respects with, all permits required under applicable Environmental Laws for the occupation of the Owned Real Property and the Leased Real Property and the operation of the Business and their assets. Except as set forth in Section 3U of the Seller Disclosure Letter, to the knowledge of Seller, there are no facts, conditions or circumstances that would reasonably be expected to prevent or materially impair such compliance in all material respects by the Company Entities with applicable Environmental Laws and such permits. Except as set forth in Section 3U of the Seller Disclosure Letter, the Company Entities have not received notice of, and there are no Actions (other than investigations), claims or notices of violation (or, to the knowledge of Seller, any investigation) pending against or, to the knowledge of Seller, issued to or threatened against, any Company Entity alleging any material violations of or material Liability under any Environmental Law. Except as set forth in Section 3U of the Seller Disclosure Letter and except for matters that have been settled and resolved without future obligation, no Company Entity is subject to any material Liabilities pursuant to an order, judgment, decree or settlement with respect to any Environmental Law. Except as set forth in Section 3U of the Seller Disclosure Letter, no Company Entity is a party to or subject to any material claim, Action (other than investigations), Governmental Order, suit, arbitration or other proceeding (or, to knowledge of Seller, any investigation) pursuant to Environmental Laws or relating to Hazardous Materials. Except as set forth in Section 3U of the Seller Disclosure Letter, the Company Entities have not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released or exposed any Person to, any Hazardous Material, or owned or operated any property or facility which is or has been contaminated by any Hazardous Material, in a manner that has given rise to or would be reasonably expected to give rise to any current or future material Liability under any Environmental Law. Except as set forth in Section 3U of the Seller Disclosure Letter, with respect to any divestitures or acquisitions of real property, the Company Entities have not assumed, undertaken, or provided an indemnity with respect to any unresolved existing or future claims relating to the Liability of any other Person under Environmental Laws. Except as set forth in Section 3U of the Seller Disclosure Letter, to the knowledge of Seller, none of the Company Entities have materially impaired any indemnity rights or rights of contribution in its favor and related to any environmental matters. Except as set forth in Section 3U of the Seller Disclosure Letter, none of the Company Entities or their predecessors has designed, manufactured, sold, marketed, installed or distributed products or other items containing asbestos, and none of such entities is subject to any material Liabilities with respect to the presence of asbestos in any product or item or in or upon any property, premises or facility. Seller has made available to Buyer true, correct and complete copies of all Phase 1 and Phase 2 reports, all audit reports with respect to any unresolved compliance matters, and all other documents relevant and consequential to any environmental matter not addressed in the foregoing reports that would reasonably be expected to result in liability to the Company Entities in excess of $500,000, in Seller’s possession or control and relating to any of the Company Entities, any real property currently or formerly owned or operated by any of the Company Entities since April 27, 2012, the operation of the Business, or any asset of the Company Entities.
3V.    Brokers’ Fees. Except as set forth in Section 3V of the Seller Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission (contingent or otherwise) in connection with the transactions contemplated by this Agreement based upon arrangements made by Seller or any of its Affiliates.
3W.    Insurance. Section 3W of the Seller Disclosure Letter sets forth each insurance policy maintained as of the date hereof with respect to the properties, assets, businesses, directors and officers of the Company Entities. All of the insurance policies set forth or required to be set forth in Section 3W of the Seller Disclosure Letter (the “Insurance Policies”) are in full force and effect and no written notice of cancellation has been received by any Company Entity with respect to any such policy. The Company Entities are current in all premiums or other payments due under the Insurance Policies and have otherwise complied in all material respects with all of their respective obligations under each Insurance Policy. No written disallowance of, or reservation of rights letter with respect to, any material claim under any Insurance Policy has been received by Seller or any Company Entity.
3X.    Affiliate Transactions. Section 3X of the Seller Disclosure Letter sets forth a complete list as of the date of this Agreement of (i) all Contracts between any Company Entity, on the one hand, and Seller or any of its Affiliates (other than any Company Entity), on the other hand, and (ii) all Contracts between any Company Entity, on the one hand, and any officer, director or employee (or, to the knowledge of Seller, any Affiliate or family member of any of the foregoing) of any Company Entity (or any Affiliate thereof other than another Company Entity), on the other hand, since April 27, 2012, having, individually or in the aggregate, a potential or actual value or a contingent or actual liability or obligation exceeding $100,000, other than (a) loans and other extensions of credit to directors and officers of the Company and its Subsidiaries for travel, business or relocation expenses or other employment-related purposes in the ordinary course of business consistent with past practice and (b) the Company Benefit Plans. Neither Seller nor any of its Affiliates (excluding any Company Entity) has entered into any management or similar agreement with, or is receiving any fees or other payments from, any Company Entity, other than customary expense reimbursements.

3Y.    Customers and Suppliers.
(i)    Section 3Y(i) of the Seller Disclosure Letter sets forth (a) a list of the twenty (20) largest customers of the Company Entities, taken as a whole, as measured by the dollar amount of total sales by the Company Entities to each such customer, for the fiscal years ended December 31, 2013 and December 31, 2012, as well as the six months ending on June 30, 2014 and (b) the amount of total sales by the Company Entities to each such customer for such periods.
(ii)    Section 3Y(ii) of the Seller Disclosure Letter sets forth (a) a list of the ten (10) largest suppliers of the Company Entities, taken as a whole, as measured by the aggregate dollar amount of purchases by the Company Entities from, or payments made by the Company Entities to, each such supplier, for the fiscal years ended December 31, 2013 and December 31, 2012, as well as the six months ending on June 30, 2014 and (b) the amount of total purchases made by the Company Entities from, or payments made by the Company Entities to, each such supplier for such period.
(iii)    During the period from April 27, 2012 through the date hereof, (a) no customer or supplier listed or required to be listed in Section 3Y(i) of the Seller Disclosure Letter or Section 3Y(ii) of the Seller Disclosure Letter, respectively, has terminated any Contract with any of the Company Entities or stopped or materially decreased (outside the ordinary course of business) buying products and services from the Company Entities or supplying materials, products or services to the Company Entities and (b) no customer or supplier listed or required to be listed in Section 3Y(i) of the Seller Disclosure Letter or Section 3Y(ii) of the Seller Disclosure Letter, respectively, has notified any Company Entity or Seller in writing or, to the knowledge of Seller, orally of its intention to terminate any Contract with any of the Company Entities or stop or materially decrease (outside the ordinary course of business) the rate of buying products and services from the Company Entities or supplying materials, products or services to the Company Entities.
3Z.    Product Warranties; Product Recall.
(i)    Except as set forth in Section 3Z of the Seller Disclosure Letter, there are no and, since April 27, 2012, there have not been claims pending or threatened against the Company Entities for any product returns, product liability or warranty obligations relating to any products or services of the Company Entities that are, or were since April 27, 2012, marketed or sold by or for the Company Entities (such products and services, collectively the “Company Products”) from any particular customer or with respect to any particular Company Product of more than $250,000.
(ii)    Except as set forth in Section 3Z of the Seller Disclosure Letter none of the Company Products designed, manufactured, packaged, labeled, shipped or sold by any Company Entity since April 27, 2012 has been subject to, or is subject to, any recall mandated by any Governmental Authority or is being demanded or requested in writing by any customer.
(iii)    Except as set forth in Section 3Z of the Seller Disclosure Letter, since April 27, 2012, neither Seller nor any Company Entity has received a claim in writing involving personal injury or property damage arising from any alleged defect in design, manufacture, materials or workmanship, any alleged failure to exercise reasonable care in repair or service or any failure to provide adequate warnings or a failure to warn or any alleged noncompliance with Laws, in each case, in respect of any products shipped by any Company Entity during the period from April 27, 2012 through the date of this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BUYER
As an inducement to Seller to enter into this Agreement, Buyer hereby represents and warrants to Seller that, except as set forth in the Buyer Disclosure Letter:
4A.    Organization. Buyer has been duly organized and is validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization and has the requisite power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. True, correct and complete copies of the Organizational Documents of Buyer have been previously made available to Seller. Buyer is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a material adverse effect on its ability to enter into this Agreement or consummate the transactions contemplated hereby.
4B.    Due Authorization. Buyer has all requisite power and authority to execute and deliver this Agreement and each Ancillary Agreement to which Buyer is or will be party and (subject to the approvals discussed below) to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Agreement to which Buyer is or will be party by Buyer and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all corporate or other action, and no other proceeding on the part of Buyer is necessary to authorize this Agreement or any Ancillary Agreement to which Buyer is or will be party. This Agreement and each Ancillary Agreement to which Buyer is or will be party has been duly and validly executed and delivered by Buyer and constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
4C.    No Conflict. Except as set forth in Section 4C of the Buyer Disclosure Letter, subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4E or in Section 4E of the Buyer Disclosure Letter, the execution and delivery of this Agreement and each Ancillary Agreement to which Buyer is or will be party by Buyer and the consummation of the transactions contemplated hereby and thereby do not and will not violate any provision of, conflict with or result in the breach of, any applicable Law, the Organizational Documents of Buyer or any Subsidiary of Buyer, or any material Contract to which Buyer or any Subsidiary of Buyer is a party or by which Buyer or any Subsidiary of Buyer may be bound, or give any Person the right to modify, terminate or accelerate, or result in the modification, termination or acceleration of, any obligation under, constitute a default or create any right to payment under, any such Contract, or result in the creation of any Lien upon any of the material properties or assets of Buyer or any Subsidiary of Buyer, or result in a violation or revocation of any required material permit or approval from any Governmental Authority, or constitute an event that, after notice or lapse of time or both, would result in any such violation, conflict, breach, modification, termination, acceleration, creation of a Lien or violation or revocation of a permit or approval.
4D.    Litigation and Proceedings. There are no claims, charges, actions, suits, audits, assessments, arbitrations or other proceedings at law or in equity, or, to the knowledge of Buyer, investigations, pending or, to the knowledge of Buyer, threatened, against Buyer by or before (or that could come by or before) any Governmental Authority that, if determined adversely, would reasonably be expected to have a material adverse effect on its ability to enter into this Agreement or consummate the transactions contemplated hereby. There is no unsatisfied judgment or any open injunction binding upon Buyer that would reasonably be expected to have a material adverse effect on its ability to enter into this Agreement or consummate the transactions contemplated hereby.
4E.    Governmental Authorities; Consents. Assuming the truth of the representations and warranties of Seller contained in this Agreement, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of Buyer with respect to the execution and delivery of this Agreement or any Ancillary Agreement by Buyer or the consummation of the transactions contemplated hereby and thereby, except for (i) applicable requirements of the HSR Act or any other Antitrust Law and (ii) as otherwise disclosed in Section 4E of the Buyer Disclosure Letter.
4F.    Financial Ability. As of the date of this Agreement, Buyer has received an executed debt commitment letter dated the date hereof (the “Debt Commitment Letter”) from Barclays Bank PLC and Morgan Stanley Senior Funding, Inc., pursuant to which the lenders party thereto have committed, subject to the terms and conditions set forth therein, to provide to Buyer the amount of financing set forth in the Debt Commitment Letter (the “Debt Financing”) to complete the transactions contemplated hereby. A true and complete copy of the Debt Commitment Letter, including the fee letter and the engagement letter related to the Debt Commitment Letter (including all “market flex” terms and conditions to which the Debt Commitment Letter is subject, but redacted to remove the amount of the fees, pricing caps and other economic terms set forth therein (none of which would adversely affect the amount (other than inclusion of any “original issue discount”) or availability of the Debt Financing) is attached hereto as Exhibit H and, other than the Debt Commitment Letter (and the related fee letter and engagement letter) attached hereto, there are no side letters or other agreements related to the Debt Financing. Buyer has fully paid any and all commitment fees or other fees required by the Debt Commitment Letter (and the related fee letter and engagement letter) to be paid on or before the date hereof. As of the date hereof, the Debt Commitment Letter is valid, binding and in full force and effect with respect to Buyer and, to the knowledge of Buyer, with respect to the other parties to the Debt Commitment Letter, and no event has occurred with respect to Buyer or, to the knowledge of Buyer, with respect to any other party to the Debt Commitment Letter which (with or without notice, lapse of time or both) would, as of the date hereof, reasonably be expected to constitute a failure of any condition under the Debt Commitment Letter. There are no conditions precedent related to the funding of the full amounts contemplated by the Debt Financing other than as set forth in the Debt Commitment Letter. Subject to the satisfaction of all conditions precedent related to the funding of the Debt Financing and assuming the accuracy of all representations and warranties of Seller, the aggregate proceeds contemplated by the Debt Commitment Letter, together with available cash of Buyer, will be sufficient for Buyer to complete the transactions contemplated by this Agreement to be completed at the Closing, and to satisfy all of the obligations of Buyer under this Agreement, including (i) paying the Purchase Price, (ii) effecting the repayment or refinancing of any Net Indebtedness of the Company Entities to the extent included in Estimated Net Indebtedness to be repaid or refinanced on the Closing Date in accordance with this Agreement and (iii) paying all of Buyer’s related fees and expenses. Neither the fee letter between Buyer and the lenders referred to in the Debt Commitment Letter nor any other Contract between any lender or other financing source, on the one hand, and Buyer or any of its Affiliates, on the other hand, contains provisions that could reduce the aggregate amount of the Debt Financing set forth in the Debt Commitment Letter or the aggregate proceeds contemplated by the Debt Commitment Letter such that the representation and warranty in the immediately foregoing sentence is untrue (other than the conditions precedent expressly set forth in the Buyer Debt Documents). As of the date hereof, assuming the representations and warranties of Seller contained in this Agreement are true and correct in all material respects and the performance of all obligations and compliance with all covenants and agreements required by this Agreement to be performed or complied with at or prior to the Closing by Seller in all material respects, Buyer has no knowledge that any of the conditions to the Debt Financing required to be satisfied by it (including, for the avoidance of doubt, any conditions thereto contained in the Buyer Debt Documents) would not reasonably be expected to be satisfied at or prior to the Closing.

4G.    Brokers’ Fees. Except fees described in Section 4G of the Buyer Disclosure Letter (which fees shall be the sole responsibility of Buyer), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission (contingent or otherwise) in connection with the transactions contemplated by this Agreement based upon arrangements made by Buyer or any of its Affiliates.
4H.    Acquisition of Interests for Investment. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in the transactions contemplated by this Agreement. Buyer confirms that Seller made available to Buyer and Buyer’s agents the opportunity to ask questions of the officers and management employees of the Company Entities as well as access to the documents, information and records of the Company Entities and to acquire additional information about the business and financial condition of the Company Entities, and Buyer confirms that it has made an independent investigation, analysis and evaluation of the Company Entities and their respective properties, assets, business, financial condition, documents, information and records. Buyer is acquiring the Shares for investment and not with a view toward or for sale in connection with any distribution thereof in violation of the Securities Act. Buyer understands and agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with state, local and foreign securities Laws, in each case, to the extent applicable.
ARTICLE 5
COVENANTS AND AGREEMENTS
5A.    Access; Assistance with Debt Financing.
(i)    During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, Seller shall grant to Buyer and its authorized Representatives reasonable access, during normal business hours and upon reasonable notice, to the properties, books and records of the Company Entities that are in the possession or under the control of the Company Entities; provided that (a) such access does not unreasonably interfere with the normal operations of any Company Entity, (b) all requests for such access shall be directed to Hugh Charvat or such other Person(s) as the Company may designate in writing from time to time (collectively, the “Designated Contacts”), and (c) nothing herein shall require Seller to provide access to, or to disclose any information to, Buyer or any of its Representatives if such access or disclosure (1) would cause significant competitive harm to the Company Entities if the transactions contemplated by this Agreement are not consummated, (2) would waive any legal privilege or (3) would be in violation of applicable Law of any Governmental Authority (including the HSR Act and all other applicable Antitrust Laws) or the provisions of any agreement to which any Company Entity is a party; provided, however, that Buyer and Seller shall (and Seller shall cause the Company Entities to) cooperate to determine a method to allow the disclosure of as much of such information as is reasonably practicable to the extent doing so would not, in good faith, be likely to result in the creation of any such competitive harm or be reasonably likely to result in the loss of such privilege. Other than the Designated Contacts or as expressly provided in the preceding sentence, Buyer is not authorized to and shall not (and shall cause its employees, agents, advisors, counsel, Representatives and Affiliates not to) contact any officer, director, employee, union representative or officer, customer, supplier, distributor, lessee, lessor, lender, noteholder or other material business relation of any Company Entity prior to the Closing, except in consultation with Seller and then only with the prior approval of Seller, which approval shall not be unreasonably withheld. Buyer shall, and shall cause its Representatives to, abide by the terms of the Confidentiality Agreement with respect to such access and any information furnished to it or its Representatives pursuant to this Section 5A. For the avoidance of doubt, in no event shall the access provided for in this Section 5A or any other obligation of Seller hereunder include any right of Buyer or any of its Affiliates to conduct any sampling or analysis of environmental media of the nature commonly referred to as a “Phase II Environmental Investigation,” such as any soil or groundwater testing.
(ii)    During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, subject to the limitations set forth in this Section 5A, and unless otherwise agreed by Buyer, Seller shall use reasonable best efforts to provide, shall cause the Company Entities to use reasonable best efforts to provide, and shall use reasonable best efforts to cause the Representatives of the Company Entities to provide, in each case in a timely manner, all reasonable cooperation and assistance to Buyer in connection with the arrangement of the Debt Financing that is customary for such financings, including, as requested, using reasonable best efforts to: (a) make appropriate officers available for participation in a reasonable number of meetings, due diligence sessions, presentations, drafting sessions, sessions with ratings agencies and prospective financing sources and road shows, to assist in the preparation of bank books and similar documents and in connection with the execution and delivery of any definitive financing documents as may be reasonably requested by Buyer or any prospective lender to Buyer at least one (1) Business Day prior to the Closing Date, (b) assist with the timely preparation of customary rating agency presentations, road show materials, bank information memoranda, prospectuses and bank syndication materials, offering documents, private placement memoranda and similar documents customarily required in connection with debt financings similar to the Debt Financing, including the marketing and syndication thereof, (c) provided that such requests are timely made so as not to delay the Closing beyond the date it would otherwise occur, furnish Buyer and its Financing Sources with such financial and operating data and other information with respect to the Company Entities as is reasonably requested by Buyer or any prospective lender to Buyer and is customarily required for completion of debt financings similar to the Debt Financing (including such information regarding the Company Entities that is needed so that Buyer can prepare pro forma financials), (d) reasonable cooperation with customary marketing efforts of Buyer and its Financing Sources for all or any portion of the Debt Financing, (e) providing and executing documents as may be reasonably requested by Buyer at least one (1) Business Day prior to the Closing Date, including (I) documents requested by Buyer or its Financing Sources relating to the repayment of the Credit Agreement and the release of related Liens, including the Payoff Letter and (to the extent reasonably required) evidence that notice of such repayment has been timely delivered to the holders of such debt; (II) all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, which is requested at least seven (7) Business Days prior to the Closing Date; and (III) customary agreements, documents or certificates that facilitate the creation, perfection or enforcement of Liens securing the Debt Financing as are customary and reasonably requested by Buyer or its Financing Sources at least one (1) Business Day prior to the Closing Date, (f) using reasonable best efforts to cooperate with the Financing Sources’ due diligence investigation in connection with any proposed issuance and sale of senior notes to the extent customary and reasonable, (g) requesting its independent accountants to provide assistance and cooperation to Buyer, including requesting their participation in drafting sessions and accounting due diligence sessions and requesting that they agree that Buyer may use their audit reports relating to the Company and that they provide customary comfort letters and (h) assist in the preparation of any customary offering documents in connection with the Debt Financing, including providing the Financial Statements and Additional Financial Statements; provided, that nothing herein shall require (1) such cooperation to the extent it would interfere unreasonably with the business or operations of the Company Entities or (2) Seller to cause the delivery of (A) any financial statements other than the Financial Statements and the Additional Financial Statements, (B) any other financial information for any period that is not reasonably available to the Company Entities with respect to such period, (C) any financial information with respect to a month or fiscal period that has not yet ended or has ended less than 45 days prior to the date of such request or (D) any authorization letters, legal opinions or any certificate as to solvency by Seller or any of the Company Entities. Seller hereby consents to the use of the Company Entities’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company Entities or the reputation or goodwill of any Company Entity. Notwithstanding anything in this Section 5A(ii) or elsewhere in this Agreement to the contrary, (x) in no event shall any Company Entity be required to bear any cost or expense, pay any fee or incur any liability or make any commitment or agreement effective in connection with the Debt Financing prior to the Closing and (y) Buyer affirms that it is not a condition to the Closing or to any of its obligations under this Agreement that Buyer (or the Company Entities) obtain financing for or related to any of the transactions contemplated by this Agreement.
(iii)    Buyer shall promptly upon any request by Seller reimburse Seller for all reasonable and documented fees, costs and expenses (including reasonable and documented fees and expenses of counsel) incurred by Company Entities or any of their respective Representatives in connection with their compliance with Section 5A(ii) and shall indemnify and hold harmless Seller and the Company Entities and each of their respective Representatives from and against all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with such compliance, the arrangement of the Debt Financing and any information used in connection therewith, except to the extent that such losses, damages, claims, costs or expenses arose from bad faith, willful misconduct or gross negligence by any Company Entity with respect to any historical information provided by any Company Entity in connection with the Debt Financing.
5B.    Ordinary Conduct of Company. From the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with Article 6, Seller shall cause each of the Company Entities to, except as contemplated by this Agreement or as consented to by Buyer in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), (i) operate its business in the ordinary course (including by making capital expenditures substantially in accordance with and in amounts equal to the amounts set forth in Section 5B of the Seller Disclosure Letter), (ii) maintain its books, records, and accounts in accordance with past practice as used in the preparation of the Interim Financial Statements and the Audited Financial Statements and (iii) use reasonable best efforts to maintain and preserve substantially intact its business organization and advantageous business relationships and the goodwill of its customers and suppliers and retain the services of its key officers and key employees. Without limiting the generality of the foregoing, except as set forth on Section 5B of the Seller Disclosure Letter or as consented to by Buyer in writing (which consent, in the cases of clauses (a), (b), (d), (e), (f), (i), (k), (l), (m), (n), (o), (p), (q) and (r) below, shall not be unreasonably conditioned, withheld, delayed or denied (it being understood that, without limiting other circumstances where conditioning, withholding or delaying any such consent shall not be deemed unreasonable, any conditioning, any denial or withholding of consent with respect to the foregoing shall not be deemed unreasonable if the action for which consent is sought would require Buyer and/or the Company Entities to pay, after the Closing, more than $250,000 in excess of the amounts that would be paid if the action for which the consent is sought was not otherwise taken or if the action would have similar adverse consequences to Buyer)), Seller shall cause the Company Entities not to, except as otherwise expressly contemplated by this Agreement:
(a)    change or amend the certificate of incorporation, bylaws or other organizational documents of any Company Entity, except as otherwise required by Law;
(b)    except in the ordinary course of business, materially and adversely modify, cancel or terminate any Lease or any Contract of a type required to be listed on Section 3L of the Seller Disclosure Letter (provided that the foregoing provisions of this clause (b) shall not prohibit allowing any such Contract to lapse at the end of the current term thereof);
(c)    grant any license under any material Company Intellectual Property, except for non-exclusive licenses in the ordinary course of business consistent with past practice;
(d)    assign, transfer, sell or grant to any Person an option to purchase or acquire any material Company Intellectual Property;

(e)    sell, assign, transfer, convey, lease, sublease, license, sublicense, pledge, encumber or subject to any other Lien, abandon, permit to lapse or otherwise dispose of any tangible or intangible assets (other than Contracts) or properties (other than the non-cash disposition of obsolete or worn-out tangible assets) for an amount in excess of $250,000 in the aggregate, except sales of inventory in the ordinary course of business;
(f)    except (1) as otherwise required by any existing Company Benefit Plan as in effect on the date hereof, (2) for the participation in the distribution of proceeds in connection with the transactions contemplated by this Agreement or (3) as required by Law, (A) increase or accelerate in any manner the compensation of, or enter into any new bonus, incentive, employee benefits, severance or termination agreement or arrangement with, any of its officers or other key employees, or (B) adopt, modify, or terminate any Company Benefit Plan (or any plan or agreement that would be a Company Benefit Plan if in effect on the date hereof).
(g)    (1) terminate (other than for cause) the employment of any officer or other key employee of any Company Entity or the engagement of any independent contractor who is a natural person and that provides services comparable to those provided by an officer or other key employee of any Company Entity; or (2) hire any employee, or engage any independent contractor who is a natural person and that provides services comparable to those provided by an employee, whose annual base compensation exceeds $150,000 per year;
(h)    negotiate, enter into, amend, modify or terminate any Collective Bargaining Agreement;
(i)    waive, release, limit, or condition any Restrictive Covenant obligation of any current or former employee or contractor of any Company Entity;
(j)    acquire by merger or consolidation with, or merge or consolidate with, or purchase all or substantially all of the assets of, any corporation, partnership, association, joint venture or other business organization or division or business thereof;
(k)    make any loans or advances to any Person, except for advances to employees, directors or officers of any Company Entity for expenses incurred in the ordinary course of business;
(l)    issue, sell or otherwise dispose of, or redeem, purchase or otherwise acquire, any shares of its capital stock or other equity interests or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable or exercisable for any shares of its capital stock or other equity interests;
(m)    adjust, split, combine or reclassify any of its capital stock or other equity interests;
(n)    implement or adopt any material change in its accounting methodologies, practices, estimation techniques, classifications, judgments, assumptions and principles, other than as may be required by applicable Law, GAAP or regulatory guidelines;
(o)    adopt a plan of complete or partial liquidation, dissolution or recapitalization;

(p)    make or change any material Tax election, change any annual accounting period, adopt or change any material method of accounting for Tax purposes, enter into any closing agreement, settle or compromise any claim, assessment or dispute for material Taxes, consent to any extension or waiver of the limitations period applicable to any claim or assessment for Taxes, or fail to pay any material Taxes as they become due and payable, file any material amended Tax Return, surrender any right to claim a refund of, offset to or other reduction in material Taxes or otherwise change the approach adopted or positions and actions taken prior to the date of this Agreement in respect of Tax matters, in each case, unless such action is required by applicable Law and disclosed in advance to Buyer in writing;
(q)    implement any employee layoffs that would implicate the WARN Act or any similar provision of foreign Law;
(r)    cancel any debts or waive any material claims or material rights under Material Contracts;
(s)    incur, assume or guarantee the payment of any indebtedness, except working capital borrowings, equipment financing, and purchase money obligations in the ordinary course of business or in an amount not greater than $250,000, and, in either case, which will be included in Closing Net Indebtedness or repaid or released in full at or prior to the Closing;
(t)    declare, set aside, make or pay any dividend or distribution with respect to any of its capital stock or other equity interests (other than any such dividend or distribution that will be paid or distributed to a Company Entity);
(u)    settle, release, waive or compromise any pending or threatened Action which settlement, release, waiver or compromise would (i) require payments by the Company Entities in an aggregate amount in excess of $500,000, (ii) entail the incurrence of any Liability of the Company Entities, in the aggregate, in excess of $500,000, or (iii) impose on any Company Entity any injunctive or other equitable relief;
(v)    enter into any new grant agreements with Invest Northern Ireland;
(w)    agree to make any capital expenditures after the Closing Date, except for capital expenditures, individually or in the aggregate, not exceeding $250,000 and capital expenditures contemplated by the Company Entities’ 2014 financial budget and plan previously made available to Buyer; or
(x)    authorize or enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 5B.
5C.    [RESERVED].
5D.    Exclusive Transaction. Seller agrees that from the date hereof and until the earlier of the Closing Date and the date that this Agreement is terminated in accordance with its terms, except as set forth in Section 5B of the Seller Disclosure Letter, Seller shall not, and shall cause the Company Entities not to, and Seller shall instruct its and the Company Entities’ respective agents, officers, directors, employees, controlled affiliates and Representatives not to, directly or indirectly, (i) provide any nonpublic information to any third party (including via access to any data room or other records) other than Buyer and its agents and Representatives with respect to any Competing Transaction, (ii) solicit, initiate or encourage proposals, offers or inquiries from a third party other than Buyer with respect to any

Competing Transaction, (iii) participate in any negotiations or discussions with any third party other than Buyer and its agents and Representatives with respect to any Competing Transaction or (iv) enter into a letter of intent or other agreement with a third party other than Buyer with respect to any Competing Transaction. From and after the execution of this Agreement, Seller shall promptly (and in any event, within twenty-four (24) hours) advise Buyer of the receipt, directly or indirectly, by Seller or the Company Entities of any of any of their respective oral or written proposals or inquiries relating to a Competing Transaction or that would reasonably be expected to lead to a Competing Transaction (including any request for nonpublic information in connection with any potential Competing Transaction) and the material terms and conditions of any such proposal, inquiry or request and the identity of the Person making any such proposal, inquiry or request.
5E.    280G Cooperation. Seller will use reasonable efforts to cause the Company Entities to submit to any applicable stockholder vote before the Closing Date the right of any “disqualified individual” (as defined in Section 280G(c) of the Code) to receive any and all payments and other benefits contingent on the consummation of the transactions contemplated by this Agreement (within the meaning of Section 280G(b)(2)(A)(i) of the Code) so that in the event of the applicable approval, no payment received or which could be received by such “disqualified individual” would be a “parachute payment” under Section 280G(b) of the Code. Before any such submission to stockholders, Seller will cause the Company Entities to provide disclosure to the applicable stockholders in a manner intended to comply with the stockholder approval requirements under Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder, including Q&A 7 of Section 1.280G-1 of such regulations. Within a reasonable period of time prior to the vote, Buyer and its counsel shall have the right to review and comment on all documents to be delivered to the stockholders in connection with such vote and any required disqualified individual waivers or consents. The parties acknowledge that this Section 5E shall not apply to any arrangements entered into at the direction of Buyer or between Buyer and its Affiliates, on the one hand, and a disqualified individual, on the other hand (“Buyer Arrangements”). In the event that Buyer provides to Seller, no less than ten (10) Business Days prior to the Closing Date, a written description of any Buyer Arrangements, Seller shall cause the Company Entities to include such description in any materials disclosed to stockholders in connection with soliciting shareholder approval in accordance with this Section 5E; provided, however, that compliance with the remainder of this Section 5E shall be determined as if such Buyer Arrangements had not been entered into. The parties hereto acknowledge that Seller cannot compel any disqualified individual to waive any existing rights under a Contract with any Company Entity and Seller shall not be deemed in breach of this Section 5E with respect to any disqualified individual who refuses to waive any such right after Seller has used its reasonable best efforts to obtain such waiver from such disqualified individual; provided, that for the avoidance of doubt, such reasonable best efforts shall not require Seller or any Company Entity to pay any additional amounts to such individual.
5F.    Letters of Credit. Seller has informed Buyer that the letters of credit, bank guarantees, performance bonds or similar obligations listed in Section 5F of the Seller Disclosure Letter (the “Letters of Credit”) have been issued for the benefit of the Company Entities. At or prior to the Closing, in order to facilitate the termination of the Credit Agreement as of the Closing, Buyer shall either (i) substitute replacement letters of credit for the Letters of Credit and arrange for return and cancellation of the Letters of Credit without any additional liability to any Company Entity or (ii) have issued back-to-back letters of credit or other credit support satisfactory to the issuer(s) of such Letters of Credit and take such other actions to permit the cancellation of the Credit Agreement at the Closing.
5G.    Press Release and Announcements. Buyer and Seller agree that, on and after the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued or made by or on behalf of any party without the prior consent of the other party, except (i) as required by applicable Law or for purposes of compliance with financial reporting obligations or stock exchange rules and (ii) that each of the Company Entities may make announcements from time to time to their respective employees, customers, suppliers and other business relations and otherwise as Seller may reasonably determine is necessary to comply with applicable Law or the requirements of any agreement to which any Company Entity is a party. Notwithstanding the foregoing, Buyer and Seller shall cooperate to prepare a joint press release to be issued on or promptly (and in any event within two (2) Business Days) after the date of this Agreement and a joint press release to be issued on the Closing Date. Buyer and Seller agree to keep the terms of this Agreement confidential, except to the extent and to the Persons to whom disclosure is required by applicable Law or for purposes of compliance with financial reporting obligations or stock exchange rules; provided, that the parties hereto may disclose such terms to their respective employees, accountants, advisors and other Representatives as necessary in connection with the ordinary conduct of their respective businesses (so long as such Persons agree to, or are bound by contract to, keep the terms of this Agreement confidential and so long as the parties shall be responsible to the other parties hereto for breach of this Section 5G or such confidentiality obligations by the recipients of its disclosure). Buyer and Seller further acknowledge and agree that, Madison Dearborn Partners, LLC may disclose such terms and the existence of this Agreement and the transactions contemplated hereby to its Affiliates in order that such Persons may provide information about the subject matter of this Agreement and the transactions contemplated hereby to their respective limited partners and prospective limited partners in connection with their fundraising and reporting activities.
5H.    Confidentiality. Buyer acknowledges that all information provided to it and to any of its Affiliates or any of their respective Representatives by Seller and its Affiliates or any of their respective Representatives (including pursuant to Section 5A) is subject to the terms of that certain Confidentiality and Non-Disclosure Agreement between Seller and Buyer dated as of July 9, 2014 (the “Confidentiality Agreement”), the terms of which are hereby incorporated into this Agreement by reference; provided, that if there is any inconsistency between the terms of this Agreement and the terms of the Confidentiality Agreement, then the terms of this Agreement shall control and govern to the extent of such inconsistency.
5I.    Notification. Prior to the Closing, each of Buyer and Seller shall promptly notify the other if such Person obtains knowledge that any of the representations and warranties in this Agreement, the Seller Disclosure Letter or the Buyer Disclosure Letter are not true and correct in all material respects, or if such Person obtains actual knowledge of any material errors in, or omissions from, this Agreement, the Seller Disclosure Letter or the Buyer Disclosure Letter. Without limiting the generality of the foregoing, at any time and from time to time after the date hereof until the Closing, the Company may disclose to Buyer in writing (in the form of one or more updates to the Seller Disclosure Letter) any development, fact or circumstance constituting a breach of any of the representations and warranties contained in Article 3; provided, that no such disclosure or update will be deemed to amend or supplement the Seller Disclosure Letter for purposes of the conditions to closing set forth in Section 2B(i) or Buyer’s ability to terminate this Agreement pursuant to Section 6A(ii).
5J.    Consents. The parties shall cooperate with each other in any reasonable manner in connection with Buyer or Seller obtaining certain consents to the transactions contemplated by this Agreement from the parties set forth on Section 5J of the Seller Disclosure Letter; provided that (i) the receipt of the consents set forth on Section 5J of the Seller Disclosure Letter shall not be a condition to the consummation of the transactions contemplated by this Agreement, (ii) with regard to those consents to be obtained by Buyer, such cooperation by Seller shall not include any requirement of Seller or any Company Entity to expend money, commence any litigation or arbitration proceeding, waive or surrender any right, modify any agreement (including any Material Contract) or offer or grant any other accommodation or concession (financial or otherwise) to any third party or otherwise suffer any detriment, and (iii) with regard to those consents to be obtained by Seller, such cooperation by Buyer shall not include any requirement of Buyer or any of its Affiliates to expend money, commence any litigation or arbitration proceeding, waive or surrender any right, modify any agreement or offer or grant any other accommodation or concession (financial or otherwise) to any third party or otherwise suffer any detriment.

5K.    Reasonable Best Efforts.
(i)    Subject to the terms of this Agreement (including the limitations set forth in this Section 5K), each of Buyer and Seller shall use its reasonable best efforts to cause its conditions to Closing to be satisfied and for the Closing to occur as promptly as practicable and neither Buyer nor Seller shall take any action designed to prevent, impede or delay the Closing.
(ii)    Without limiting the generality of Buyer’s obligations under Section 5K(i), Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Debt Financing as promptly as practicable and in timely fashion on the terms and conditions described in the Debt Commitment Letter, including using its reasonable best efforts to (a) maintain in effect the commitment for the Debt Financing set forth in the Debt Commitment Letter, (b) negotiate definitive agreements with respect thereto on the terms and conditions no less favorable in all material respects, to Buyer than the terms and conditions contemplated by the Debt Commitment Letter (including any “market flex” terms and conditions to which the Debt Commitment Letter is subject), and (c) satisfy (and cause each of its Affiliates to satisfy), on a timely basis, all conditions to the Debt Financing applicable to Buyer or any of its Affiliates (including, for the avoidance of doubt, all conditions contained in the Buyer Debt Documents) that are in Buyer’s control. Without limiting the generality of the foregoing, Buyer’s reasonable best efforts to arrange the Debt Financing shall include obtaining any necessary consents, waivers or amendments to any of the Buyer Debt Documents that are necessary to consummate the Debt Financing and the transactions contemplated hereby. In the event that all conditions to the commitment of any counterparty to the Debt Commitment Letter providing Debt Financing (other than conditions that are within the control of Buyer) have been satisfied, Buyer shall use reasonable best efforts to cause the lenders, and each other Person providing any Debt Financing, to fund when required hereunder the Debt Financing required to consummate the transactions contemplated hereby. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter (including any “market flex” terms and conditions to which the Debt Commitment Letter is subject), or Buyer becomes aware of any event or circumstance that could reasonably be expected to make any portion of the Debt Financing unavailable on the terms and conditions contemplated by the Debt Commitment Letter (including any “market flex” terms and conditions to which the Debt Commitment Letter is subject), then Buyer shall use its reasonable best efforts to arrange and obtain in replacement thereof, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative sources, in an amount sufficient to consummate the transactions contemplated hereby, with terms and conditions (including “market flex” terms and conditions) not materially less favorable to Buyer than the terms and conditions contemplated by the Debt Commitment Letter (including any “market flex” terms and conditions to which the Debt Commitment Letter is subject), as promptly as practicable following the occurrence of such event, but in no event later than the date on which Buyer is required to consummate the transactions contemplated by this Agreement in accordance with this Agreement. Buyer shall not permit an amendment to the Debt Commitment Letter or any related fee letter or engagement letter (or the Buyer Debt Documents) without the prior written approval of the Seller that would (I) reduce the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount), (II) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the Debt Financing (including, for the avoidance of doubt, conditions contained in the Buyer Debt Documents), or otherwise expand, amend or modify any other provision of the Debt Commitment Letter or the related fee letters or engagement letters in a manner that would reasonably be expected to (1) materially delay or prevent or make less likely the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing (including, for the avoidance of doubt, conditions contained in the Buyer Debt Documents)) at the Closing or (2) materially adversely impact the ability of Buyer to enforce its rights against the Financing Sources or any other parties to the Debt Commitment Letter or the definitive agreements with respect thereto (including the Buyer Debt Documents), or (III) make it less likely that the Debt Financing would be funded (including by making the conditions to obtaining the Debt Financing (including, for the avoidance of doubt, conditions contained in the Buyer Debt Documents) less likely to occur) or otherwise prevent or delay or impair in any material respect the ability or likelihood of Buyer to timely consummate the transactions contemplated hereby; provided that notwithstanding the foregoing, Buyer may modify, supplement or amend the Debt Commitment Letter to add “Additional Agents” (as defined in the Debt Commitment Letter) that have not executed the Debt Commitment Letter as of the date hereof in accordance with the Debt Commitment Letter as in effet on the date hereof. For purposes of this Agreement, references to the “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted to be amended, modified or replaced by this Section 5K(ii), and references to the “Debt Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 5K(ii). Buyer shall keep Seller informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and, upon written request, provide to Seller copies (including drafts) of the material definitive documents for the Debt Financing. Buyer shall give Seller prompt written and electronic notice of (A) any actual or potential breach, default, termination or repudiation by any party to the Debt Commitment Letter or definitive documents related to the Debt Financing of which Buyer becomes aware, (B) the receipt of any written or electronic notice or other communication from any lender or other Person providing the Debt Financing with respect to (x) any actual or potential breach, default, termination or repudiation by any party to the Debt Commitment Letter or any definitive document related to the Debt Financing or any provisions of the Debt Commitment Letter or any definitive document related to the Debt Financing (or any statement by any such Person that such Person does not intend to enter into any such document or to consummate the transactions contemplated thereby) or (y) any material dispute or disagreement between or among any parties to the Debt Commitment Letter or any definitive document related to the Debt Financing with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at Closing or any other event or condition that could reasonably cause a condition to the Debt Financing not to be satisfied and (C) the occurrence of any event or development that could reasonably be expected to adversely impact the ability of Buyer to obtain all or any portion of the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions, in the manner or from the sources contemplated by the Debt Commitment Letter or the definitive documents related to the Debt Financing; provided, that neither Buyer nor any of its Affiliates shall be under any obligation to disclose any information that is subject to attorney client or similar privilege, but only if such privilege is asserted in good faith. As soon as reasonably practicable (and in any event within two (2) Business Days) after the date on which the Company delivers to Buyer a written request, Buyer shall provide any information reasonably requested by Seller relating to any circumstance referred to in the immediately preceding sentence. Notwithstanding anything in this Section 5K(ii) or elsewhere in this Agreement to the contrary, Buyer affirms that it is not a condition to the Closing or to any of its obligations under this Agreement that Buyer (or the Company Entities) obtain financing for or related to any of the transactions contemplated by this Agreement.
5L.    Regulatory Act Compliance. Buyer and Seller shall each file or cause to be filed, promptly (but in any event within ten (10) Business Days) after the date of this Agreement, any notifications or the like required to be filed under the HSR Act and with the Antitrust Authorities listed on Section 2A(ii) of the Seller Disclosure Letter with respect to the transactions contemplated by this Agreement. With respect to filings under the HSR Act, Buyer and Seller shall seek early termination of the waiting period under the HSR Act and, in the case of any filing with a Governmental Authority, shall promptly respond to any requests for additional information made by any agencies. Buyer and Seller shall cooperate with any Governmental Authorities and use all reasonable best efforts to complete the transactions contemplated by this Agreement expeditiously and lawfully. To the extent possible, Buyer and Seller shall each consult with the other prior to any meetings, by telephone or in person, with the staff of the Federal Trade Commission, the United States Department of Justice or any other Governmental Authority, and Buyer and Seller shall have the right to have a representative present at any such meeting. Buyer and Seller agree to use their reasonable best efforts to avoid or eliminate each and every impediment under the HSR Act or any other Antitrust Law that is asserted by any Governmental Authority with respect to the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, provided that Buyer shall not have taken any action (or omitted to take any action) on or after the date hereof that would reasonably be expected to result in any impediment under the HSR Act or any other Antitrust Law being asserted by any Governmental Authority with respect to the transactions contemplated hereby, nothing in this Agreement shall require Buyer or any of its Affiliates to, and the Seller and its Affiliates shall not, agree in order to obtain the approval of any Governmental Authority to, (i) institute any litigation or proceeding, (ii) undertake any sale, divestiture, license or other disposition or holding separate arrangement of any products, assets or property of the Company Entities, (iii) enter into any material modification to or termination of any material agreement relating to the Business or to the business of Buyer or its Subsidiaries or (iv) accept any limitation on the ability of the Company Entities, on the one hand or Buyer and its Subsidiaries, on the other hand to conduct their respective businesses as currently conducted.
5M.    Director and Officer Liability and Indemnification.
(i)    Without limiting any additional rights that any Person may have under any other agreement, from the Closing Date through the sixth (6th) anniversary of the Closing Date, Buyer shall indemnify and hold harmless each present (as of immediately prior to the Closing) and former officer or director of the Company Entities (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (a) the fact that the Indemnified Party is or was an officer or director of the Company Entities or (b) matters existing or occurring at or prior to the Closing Date (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Closing Date, to the fullest extent provided for in the applicable Company Entity’s respective certificate of incorporation, by-laws or other organizational documents in effect on the date of this Agreement. In the event of any such claim, action, suit, proceeding or investigation, (1) each Indemnified Party, to the fullest extent permitted under applicable Law, will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from Buyer or the Company Entities within ten (10) Business Days after receipt by Buyer from the Indemnified Party of a request therefor, provided that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification, (2) neither Buyer nor any Company Entity, nor any of their respective Affiliates, shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Party otherwise consents and (3) Buyer, the Company Entities and their respective Affiliates shall cooperate in the defense of any such matter.
(ii)    Buyer shall not, and shall not permit any Company Entity to, amend, repeal or modify in a manner adverse to the beneficiary thereof any provision in such Company Entity’s Organizational Documents relating to the exculpation or indemnification of former officers and directors as in effect immediately prior to the Closing, it being the intent of the parties that the officers and directors of the Company Entities prior to the Closing shall continue to be entitled to such exculpation and indemnification to the fullest extent permitted under applicable law.
(iii)    Buyer shall cause the Company Entities to maintain in effect for six (6) years from the Closing Date directors’ and officers’ liability insurance covering those persons who are currently covered by the Company Entities’ directors’ and officers’ liability insurance policy on terms not less favorable than those of such existing insurance coverage; provided that in the event that any claim is brought under any such policy prior to the six (6)-year anniversary of the Closing Date, such directors’ and officers’ liability insurance policy shall be maintained until final disposition thereof.

(iv)    Notwithstanding anything contained in this Agreement to the contrary, this Section 5M shall survive the consummation of the Closing indefinitely. In the event that Buyer or any of its Subsidiaries or any of their respective successors or assigns (a) consolidates with or merges into any other Person or (b) transfers all or substantially all of its properties or assets to any Person, then, and in each case, the successors and assigns of Buyer or its Subsidiary, as the case may be, shall expressly assume and be bound by the obligations set forth in this Section 5M.
(v)    The obligations of Buyer and its Subsidiaries under this Section 5M shall not be terminated or modified in such a manner as to adversely affect any Person to whom this Section 5M applies without the consent of such affected Person.
5N.    Facility Closings; Employee Layoffs. On or before the Closing Date, the Company shall provide a list of the name and site of employment of any employee of any Company Entity who has experienced, or will experience, an employment loss or layoff as defined by the WARN Act within ninety (90) days prior to the Closing Date. For a period of ninety (90) days after the Closing Date, neither Buyer nor any Company Entity shall terminate employees of the Company Entities except in compliance with the WARN Act. Responsibility for WARN Act compliance with respect to any employee terminations that occur after the Closing shall be the sole responsibility of Buyer or the Company Entities.
5O.    Employee Benefits Matters. Buyer hereby agrees to assume or cause the Company Entities to assume, retain, fulfill or discharge any liability or obligation related to any Company Benefit Plan, including any pension plan, retiree medical liability, life insurance policy or supplemental retirement plan. Buyer hereby agrees that, for at least one (1) year following the Closing Date, Buyer will provide (or cause to be provided) to each employee of the Company Entities (i) base salary or wages no less favorable than the base salary or wages provided to such employees immediately prior to the Closing and (ii) other compensation (including bonus opportunity) and employee benefits that are, in the aggregate with respect to such employee, substantially comparable to the compensation and employee benefits provided to such employee immediately prior to the Closing. Buyer hereby agrees that, from and after the Closing Date, Buyer shall cause the Company Entities to grant all employees of the Company Entities credit for any service with the Company Entities earned prior to the Closing Date (a) for eligibility, vesting and benefit accrual purposes and (b) for purposes of vacation accrual under any benefit plan, program or arrangement established, continued or maintained by or on behalf of the Company Entities on or after the Closing Date (the “New Plans”) to the same extent such service was recognized under a similar Company Benefit Plan, except, in each case, for purposes of any defined benefit pension or retirement plans or to the extent such treatment would result in duplicative benefits. In addition, Buyer hereby agrees that Buyer shall cause (1) the Company Entities to waive all pre-existing condition exclusion and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans to the same extent such conditions were not applicable under any Company Benefit Plan and (2) any covered expenses incurred on or before the Closing Date by any employee (or covered dependent thereof) of the Company Entities to be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Closing Date under any applicable New Plan. Notwithstanding anything in this Agreement to the contrary, after the Closing, the terms and conditions of employment for any employee of the Company Entities whose employment is subject to a Collective Bargaining Agreement shall be governed by such Collective Bargaining Agreement until its expiration, modification or termination in accordance with its terms and applicable Law. Without limiting the foregoing provisions of this Section 5O, the obligations of Buyer under Section 1G or the rights of any employee under any Company Benefit Plan or applicable Law, no provision of this Agreement shall (i) create any right in any employee of the Company Entities to continued employment by Buyer, any Company Entity, or any respective subsidiary after the Closing or preclude the ability of Buyer, any Company Entity, or any respective subsidiary to terminate the employment of any employee for any reason after the Closing, (ii) require Buyer, any Company Entity, or any respective Subsidiary to continue any Company Benefit Plans or prevent the amendment, modification or termination thereof after the Closing, (iii) confer upon any employee of the Company Entities any rights or remedies under or by reason of this Agreement or (iv) be treated as an amendment to any particular employee benefit plan of Buyer, any Company Entity, or any of their respective Subsidiaries; provided, that for the avoidance of doubt, no liability or contra-asset shall be included in the computation of Closing Net Indebtedness or Closing Net Working Capital as a result of any action taken by or at the written direction of Buyer with respect to any employee or Company Benefit Plan.
5P.    Provisions Respecting Representation of the Company. Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, managers, members, partners, officers, employees and Affiliates, that Kirkland & Ellis LLP may serve as counsel to any Seller Party, on the one hand, and the Company Entities, on the other hand, in connection with the negotiation, preparation, execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Kirkland & Ellis LLP (or any successor) may serve as counsel to any Seller Party, only in connection with any litigation, claim or obligation arising out of or relating to the net indebtedness adjustment and the working capital adjustment (and the related dispute resolution procedures) provided for in Section 1E notwithstanding such representation or any continued representation of the Company Entities, and each of the parties hereto (on its own behalf and on behalf of its Affiliates) hereby consents thereto and irrevocably waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to irrevocably waive any conflict of interest arising from such representation. The parties agree to take the steps necessary to ensure that any privilege attaching as a result of Kirkland & Ellis LLP representing the Company Entities in connection with the transactions contemplated by this Agreement shall survive the Closing and shall remain in effect, provided that such privilege from and after the Closing shall be controlled by Seller. As to any privileged attorney‑client communications between Kirkland & Ellis LLP and any of the Company Entities prior to the Closing Date (collectively, the “Privileged Communications”), Buyer and each of the Company Entities together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no such party may use or rely on any of the Privileged Communications in any action against or involving any of the parties after the Closing.
5Q.    Expenses; Transfer Taxes. If this Agreement is terminated prior to consummation of the Closing, each party hereto shall pay all fees and expenses incurred by such party in connection with this Agreement and the transactions contemplated hereby or otherwise required by applicable Law; provided, that Buyer shall pay the fees and expenses contemplated to be paid by Buyer pursuant to Section 5A(iii). If the Closing occurs, (i) Buyer shall pay, or cause to be paid, all fees and expenses incurred by Buyer and its Affiliates in connection with this Agreement and the transactions contemplated hereby or otherwise required by applicable law, and (ii) Buyer and Seller shall each pay, or cause to be paid, 50% of any and all transfer, property, documentary, sales, use, stamp, registration and other similar non-income Taxes, and all conveyance fees, recording charges and other similar fees and charges incurred in connection with the consummation of the transactions contemplated by this Agreement.
5R.    Certain Access Provisions.
(i)    For a period of five (5) years after the Closing Date, Buyer shall preserve and retain, or cause the Company Entities to preserve and retain and maintain in an accessible form, all corporate, accounting, legal, auditing or other books and records of the Company Entities relating to the conduct of the business and operations of the Company Entities prior to the Closing Date; provided, however, that Buyer and Seller shall each preserve, retain and maintain in an accessible form, or (in the case of Buyer) cause the Company Entities to preserve and retain, all Tax books and records of the Company Entities relating to the conduct of the business and operations of the Company Entities prior to the Closing Date (and in the case of Seller, to the extent in Seller’s possesion on the date hereof and as of the Closing Date) until the later of (a) the fifth (5th) anniversary of the Closing Date and (b) six (6) months after the last date required for retention of such books and records under applicable Law.
(ii)    After the Closing Date, Buyer shall cause the Company Entities to permit Seller and its Representatives, and Seller shall permit Buyer, the Company Entities and their respective Representatives access, during normal business hours, to, and to inspect and copy (including in electronic form), such information referred to in this Section 5R and assistance as is reasonably necessary for any corporate, financial reporting and accounting matters, the preparation and filing of any Tax Return, the defense of any Tax claim or assessment, in connection with any disclosure or filing obligation or in connection with the defense of any Action with a third party.
5S.    Certain Tax Matters. Buyer shall not make any election under Section 338 of the Code (or any similar provision under state, local or foreign law) with respect to the acquisition of the Company Entities.
5T.    Additional Financial Information. From the date hereof until the Closing Date, Seller shall cause the Company Entities to furnish to Buyer, within forty-five (45) days after the end of each month, copies of the monthly unaudited consolidated balance sheets and consolidated statements of operations of August Cayman Intermediate and its Subsidiaries in the form customarily prepared for the Company Entities.
5U.    Name Change. Within thirty (30) days following the Closing Date, Seller shall take all actions reasonably necessary to change its name, logos and other trademarks to a name, logos and trademarks that do not contain “Schrader” or any other trademark owned by any Company Entity. Seller agrees that from and after the date that it changes its name pursuant to the immediately preceding sentence, Seller shall not use the “Schrader” name or any name likely to be confused with such name. Notwithstanding the foregoing, Seller may use its name with the designation “f/k/a” for transitional purposes for up to ninety (90) days subsequent to the Closing.
ARTICLE 6
TERMINATION
6A.    Termination. Anything contained herein to the contrary notwithstanding, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:
(i)    by the mutual written consent of Buyer and Seller;
(ii)    by Buyer, if (a) Seller has failed to consummate the Closing when required in accordance with this Agreement or (b) there has been a violation or breach by Seller of any covenant, representation or warranty contained in this Agreement which has prevented the satisfaction of any condition to the obligations of Buyer at the Closing (and such violation or breach has not been waived by Buyer) and such violation or breach is not capable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (A) ten (10) days after written notice thereof from Buyer and (B) the Termination Date; provided that the right to terminate this Agreement pursuant to this Section 6A(ii) shall not be available to Buyer at any time that Buyer has violated, or is in breach of, any covenant, representation or warranty hereunder, if such breach has prevented satisfaction of any of Seller’s conditions to Closing hereunder (and has not been waived by Seller) or, if capable of being cured, has not been cured by Buyer;
(iii)    by Seller, if (a) Buyer has failed to consummate the Closing when required in accordance with this Agreement or (b) there has been a violation or breach by Buyer of any covenant, representation or warranty contained in this Agreement which has prevented the satisfaction of any condition to the obligations of Seller at the Closing (and such violation or breach has not been waived by Seller) and such violation or breach is not capable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (A) ten (10) days after written notice thereof from Seller and (B) the Termination Date; provided that the right to terminate this Agreement pursuant to this Section 6A(iii) shall not be available to Seller at any time that Seller has violated, or is in breach of, any covenant, representation or warranty hereunder if such breach has prevented satisfaction of Buyer’s conditions to Closing hereunder (and has not been waived by Buyer) or, if capable of being cured, has not been cured by Seller;
(iv)    by Buyer or Seller, if the transactions contemplated by this Agreement have not been consummated prior to November 14, 2014; provided, that if the conditions set forth in Section 2A(i), Section 2A(ii), Section 2B(vi) or Section 2C(v) shall not have been satisfied on or prior to November 13, 2014, but all other conditions in Article 2 have been satisfied or waived as of such date or, in the case of conditions that have not been validly waived in accordance with this Agreement which by their terms or nature are to be satisfied as of the Closing Date, are reasonably capable of being satisfied if such date was the Closing Date, then either party hereto may extend the Termination Date to a date not later than December 30, 2014 upon provision of a certificate executed by an executive officer of such party that such party believes in good faith that the satisfaction of the conditions set forth in Section 2A(i), Section 2A(ii), Section 2B(vi) or Section 2C(v) are capable of being satisfied prior to December 30, 2014 (such date as may be further extended pursuant to Section 8P(i), the “Termination Date”); provided, further, that (a) Buyer shall not be entitled to terminate this Agreement pursuant to this Section 6A(iv) if Buyer’s breach of this Agreement (including in each case if Buyer failed to consummate the transactions contemplated by this Agreement when required in accordance with Section 1C) has prevented the consummation of the transactions contemplated hereby and (b) Seller shall not be entitled to terminate this Agreement pursuant to this Section 6A(iv) if Seller’s breach of this Agreement (including in each case if Seller failed to consummate the transactions contemplated by this Agreement when required in accordance with Section 1C) has prevented the consummation of the transactions contemplated hereby; and
(v)    by Buyer or Seller, if any court of competent jurisdiction or other Governmental Authority shall have issued an order, decree or ruling or taken any other action, in each case permanently restraining, permanently enjoining or otherwise permanently prohibiting the transactions contemplated hereby and such order, decree, ruling or other action shall have become final and non−appealable.
6B.    Effect of Termination.
(i)    In the event of any termination of this Agreement by Buyer or Seller as provided in Section 6A, (a) this Agreement shall forthwith become void and of no further force or effect (except that this Section 6B and Section 5A(iii), Section 5H, Section 5P, Section 5Q and Article 8 shall survive the termination of this Agreement and shall be enforceable by the parties hereto) and (b) there shall be no liability or obligation on the part of Buyer or Seller to any other party hereto with respect to this Agreement; provided, that, notwithstanding clause (b) of this Section 6B(i), (1) liability may exist for breach of, or otherwise with respect to, the provisions of this Agreement specified in the parenthetical contained in clause (a) of this Section 6B(i), (2) Buyer shall remain liable for payment of the Termination Fee and other liabilities as provided in Section 6B(ii) and (3) subject to any applicable limitations in Section 6B(ii), each party hereto shall remain liable for any willful and material breach by such party of any covenant or agreement of such party contained in this Agreement.
(ii)    In the event that this Agreement is terminated (a) by Seller pursuant to Section 6A(iii)(a), (b) by Seller pursuant to Section 6A(iii)(b) after the sixtieth (60th) day after the date hereof, (c) by Seller or Buyer pursuant to Section 6A(iv) either (x) at a time when Seller may terminate this Agreement in accordance with Section 6(a)(iii) or (y) at a time when all conditions to the Closing set forth in Section 2A and Section 2B have been satisfied or waived (other than (1) the conditions set forth in Section 2A(i), Section 2A(ii) or Section 2A(iii) and (2) those conditions that have not been validly waived in accordance with this Agreement which by their terms or their nature are to be satisfied at the Closing, provided such conditions referred to in this clause (2) are reasonably capable of being satisfied if the date of termination were the Closing Date) or (d) by Buyer or Seller pursuant to Section 6A(v), then within two (2) Business Days following such termination, Buyer shall pay $45,000,000.00 (the “Termination Fee”) to Seller, by wire transfer of immediately available funds to an account specified in writing by Seller. For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, except in the case of fraud, termination of this Agreement and payment of the Termination Fee by Buyer when payable pursuant to this Section 6B(ii), together with reimbursement of all applicable expenses pursuant to this Section 6B(ii), in each case, by Buyer shall be Seller’s and its Affiliates’ sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against Buyer, its Affiliates’, the Financing Sources and their respective Representatives and assignees for any breach, loss or damage, and none of Buyer, its Affiliates, the Financing Sources or their respective Representatives or assignees will have any liability or obligation to Seller or any of its Affiliates relating to or arising out of this Agreement or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise; provided, that nothing in this Section 6B(ii) shall limit the right of Seller or any other Seller Party (x) to bring or maintain any Action for injunction, specific performance or other equitable relief as provided in Section 8P or (y) to bring or maintain any Action against Buyer or any other Buyer Party arising out of or in connection with any breach of the Confidentiality Agreement. The Financing Sources (and such Financing Source’s Affiliates, equityholders, members, partners, officers, directors, employees, agents, advisors and Representatives) are express third party beneficiaries of this Section 6B. Each of parties hereto acknowledges and agrees that the agreements contained in this Section 6B(ii) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other party hereto would not enter into this Agreement. Buyer and Seller acknowledge and agree that (A) Buyer and Seller have expressly negotiated the provisions of this Section 6B(ii), (B) in light of the circumstances existing at the time of the execution of this Agreement (including the inability of the parties hereto to quantify the damages that may be suffered by Seller) the provisions of this Section 6B(ii) are reasonable, (C) the Termination Fee represents a good faith, fair estimate of the damages that Seller would suffer and (D) the Termination Fee shall be payable as liquidated damages (and not as a penalty) without requiring Seller or any other Person to prove actual damages. In the event that Buyer shall fail to pay the Termination Fee when due, Buyer shall reimburse Seller for all costs and expenses actually incurred or accrued by Seller (including fees and expenses of counsel) in connection with collection under and enforcement in full of this Section 6B(ii), together with interest on such amount at a rate per annum equal to the “prime rate” at large U.S. money center banks in effect on the date such payment was required to be made (as published by The Wall Street Journal) through the date such payment was actually received. The parties hereto acknowledge and agree that in no event shall the Buyer Parties or any of them be required to pay, or cause to be paid, the Termination Fee on more than one occasion.
ARTICLE 7
DEFINITIONS
7A.    Definitions. The terms defined in Exhibit A hereto, whenever used herein, shall have the meanings set forth on Exhibit A for all purposes of this Agreement. The definitions on Exhibit A are incorporated into this Agreement as if fully set forth herein and all references to a section in such Exhibit A are references to such section of this Agreement.
7B.    Usage.
(i)    Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
(ii)    Words denoting any gender shall include all genders (including the neutral gender). Where a word is defined herein, references to the singular shall include references to the plural and vice versa.

(iii)    A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.
(iv)    All references to “$” and dollars shall be deemed to refer to United States currency unless otherwise specifically provided.
(v)    All references to a day or days shall be deemed to refer to a calendar day or calendar days, as applicable, unless otherwise specifically provided.
(vi)    Any reference to any agreement or contract referenced herein or in the Seller Disclosure Letter or the Buyer Disclosure Letter shall be a reference to such agreement or contract, as amended, modified, supplemented or waived.
(vii)    The phrase “to the extent” means “the degree by which” and not “if”.
(viii)    All references to an Article, Section or Exhibit shall be deemed to refer to such Article, Section or Exhibit of this Agreement, unless otherwise specified. The terms “hereof,” “herein,” “hereunder” and derivative words refer to this entire Agreement, unless the context otherwise requires. The words “either,” “or,” “neither,” “nor” and “any” are not exclusive.
(ix)    The contents of the Seller Disclosure Letter, the Buyer Disclosure Letter and each of the Exhibits attached hereto form an integral part of this Agreement and any reference to “this Agreement” will be deemed to include the Seller Disclosure Letter, the Buyer Disclosure Letter and each such Exhibit.
(x)    For the purpose of calculating the Estimated Closing Net Working Capital, the Closing Net Working Capital, the Estimated Closing Net Indebtedness and the Closing Net Indebtedness, Buyer and Seller shall use applicable currency exchange rates as in effect as of the close of business on the fifth (5th) Business Day prior to Closing, as reported in The Wall Street Journal, with all amounts converted into United States dollars as of such date.
(xi)    The phrase “made available to Buyer” or similar phrases shall mean that the subject documents were either posted to the “Project Sensor” data room at RR Donnelley or delivered to Buyer or its accountants or attorneys prior to 5:00 p.m. EDT on the date immediately preceding this Agreement; provided that the Organizational Documents of Seller may be provided on the date hereof.
(xii)    Each representation, warranty and covenant contained herein will have independent significance. If any party has breached or violated, or if there is an inaccuracy in, any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant related to the same subject matter (regardless of the relative levels of specificity), which the party has not breached or violated, or in respect of which there is not an inaccuracy, will not detract from or mitigate the fact that the party has breached or violated, or there is an inaccuracy in, the first representation, warranty or covenant.
ARTICLE 8
MISCELLANEOUS
8A.    No Survival; Certain Waivers.
(i)    The representations and warranties, covenants and agreements of Seller (other than covenants of Seller contained in Section 1D) to the extent contemplating or requiring complete performance prior to the Closing, set forth in this Agreement or in any certificate delivered pursuant to Section 1D, shall not survive the Closing. Each of the representations and warranties of Seller set forth in this Agreement, or in any certificate delivered in connection with this Agreement, shall terminate effective immediately as of the Closing such that no claim for breach of any such representation or warranty, detrimental reliance or other right or remedy (whether in contract, in tort or at law or in equity) may be brought after the Closing with respect thereto against Seller or any other Seller Party. The covenants and agreements of Seller set forth in this Agreement and in any other document delivered in connection herewith to the extent contemplating or requiring performance by Seller prior to the Closing (other than covenants and agreements contained in Section 1D) shall terminate effective immediately as of the Closing such that no claim for breach of any such covenant, detrimental reliance or other right or remedy (whether in contract, in tort, at law or in equity) may be brought after the Closing with respect thereto against Seller or any other Seller Party. Each covenant and agreement of Seller set forth in Section 1D, and each covenant or agreement of Seller requiring performance at or after the Closing, shall, in each case, expressly survive the Closing, and nothing in this Section 8A(i) shall be deemed to limit any rights or remedies of Buyer for breach of any such surviving covenant or agreement.
(ii)    Buyer, for itself and on behalf of the other Buyer Parties (including, after the Closing, the Company Entities), acknowledges and agrees that, from and after the Closing, to the fullest extent permitted under applicable law (including under Environmental Law), any and all rights, claims and causes of action it may have against any Seller Party relating to the operation of the Company Entities or their respective businesses or relating to the subject matter of this Agreement or the Seller Disclosure Letter, and the transactions contemplated hereby and thereby, whether arising under, or based upon, any federal, state, local or foreign statute, law (including common law), ordinance, rule or regulation or otherwise (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law) are hereby irrevocably waived. Furthermore, without limiting the generality of this Section 8A, (a) no claim shall be brought or maintained by, or on behalf of, Buyer or any other Buyer Party (including, after the Closing, the Company Entities) against any Seller Party, and no recourse shall be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties or covenants of Seller or any other Person set forth or contained in this Agreement, any certificate, instrument, opinion, agreement or other document of Seller or any other Person delivered hereunder, the subject matter of this Agreement or the Seller Disclosure Letter and the transactions contemplated hereby and thereby, the business, the ownership, operation, management, use or control of the business of any of the Company Entities, any of their assets, or any actions or omissions at, or prior to, the Closing, (b) neither Seller nor any of its Affiliates, nor any of their respective Representatives has made, or is making (and neither Buyer nor any other Buyer Party is relying or has relied on) any statement, representation or warranty whatsoever, express or implied, except for the representations and warranties expressly provided in this Agreement (including Article 3), in any Ancillary Agreement or in any certificate delivered hereunder or thereunder, and (c) no Seller Party, nor any of their respective direct or indirect Affiliates nor any of their respective Representatives, will have or be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer, or Buyer’s use of, any information, document or material made available to Buyer or its Affiliates or their respective counsel, accountants, consultants, advisors, agents or other representatives in certain “data rooms” and online “data sites,” management presentations, management interviews or any other form in expectation or anticipation of the transactions contemplated by this Agreement (other than liability with respect to breaches of the representations and warranties expressly provided in this Agreement (including Article 3)).
(iii)    Buyer acknowledges and agrees that the agreements contained in this Section 8A are an integral part of the transactions contemplated by this Agreement and that, without these agreements set forth in this Section 8A, Seller would not enter into this Agreement or otherwise agree to consummate the transactions contemplated hereby.

(iv)    Notwithstanding any of the foregoing, nothing in this Section 8A or otherwise shall limit Buyer’s right to bring any claim or cause of action based upon (x) actual fraud by Seller in the making of the representations and warranties made in this Agreement or the certificate delivered pursuant to Section 2B(iv) or (y) breach of the representations and warranties made in the third sentence of Section 3F (Capitalization) or in the fourth sentence of Section 3F (Capitalization) (but in the case of the fourth sentence, only to the extent breached with respect to the Company (and not any other Company Entity)).
8B.    Amendment and Waiver. This Agreement may be amended or any provision of this Agreement may be waived; provided that (i) any amendment or waiver shall be binding only if such amendment or waiver is set forth in a writing executed by Buyer and Seller and (ii) subject to Section 2D with respect to the waiver of conditions to Closing as of the Closing, any waiver of any provision of this Agreement shall be effective against Buyer or Seller only if set forth in a writing executed by such Person. Notwithstanding anything to the contrary contained herein, Section 6B, this Section 8B, Section 8D, Section 8H, Section 8L, Section 8M, Section 8O and Section 8S (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources. No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.
8C.    Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing (including in electronic form) and shall be deemed to have been given (i) if personally delivered, on the date of delivery, (ii) if delivered by express courier service of national standing for next day delivery (with charges prepaid), on the Business Day following the date of delivery to such courier service, (iii) if deposited in the United States mail, first-class postage prepaid, on the date of delivery, (iv) if delivered by telecopy, provided the relevant transmission report indicates a full and successful transmission, (a) on the date of such transmission, if such transmission is completed on a Business Day at or prior to 5:00 p.m., local time of the recipient party, and (b) on the next Business Day following the date of transmission, if such transmission is completed on any day that is not a Business Day or after 5:00 p.m., local time of the recipient party, on any Business Day or (v) if delivered by electronic mail, provided the relevant computer record indicates a full and successful transmission or no failure message is generated (a) on the date of such transmission, if such transmission is completed on a Business Day at or prior to 5:00 p.m., local time of the recipient party, and (b) on the next Business Day following the date of transmission, if such transmission is completed on any day that is not a Business Day or after 5:00 p.m., local time of the recipient party, on any Business Day. Notices, demands and communications to Buyer and Seller shall, unless another address is specified in writing pursuant to the provisions hereof, be sent to the address indicated below:
Notices to Seller:
c/o Schrader International, Inc.
9635 Maroon Circle, Suite #420
Englewood, Colorado 80112
Attention:     Hugh Charvat
Telecopy:     (303) 484-2040
Email:     hcharvat@schraderintl.com

with copies to (which shall not constitute notice):
c/o Madison Dearborn Partners, LLC
Three First National Plaza
70 W. Madison, Suite 4600
Chicago, Illinois 60606
Attention:     Thomas S. Souleles; Mark B. Tresnowski, Esq.
Telecopy:     (312) 895-1001
Email:     tsouleles@mdcp.com; mtresnowski@mdcp.com
and
Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654
Attention:    Richard J. Campbell, P.C.; Jon-Micheal A. Wheat
Telecopy:     (312) 862-2200
Email:     richard.campbell@kirkland.com; jon-micheal.wheat@kirkland.com
Notices to Buyer:

Sensata Technologies, Inc.
529 Pleasant Street
Attleboro, MA 02703
Attention:     Hans Lidforss; Steven Reynolds, Esq.
Telecopy:     (508) 236-1960
Email:    hlidforss@sensata.com; s-reynolds1@sensata.com
with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
Attention:     Eileen T. Nugent; C. Michael Chitwood
Telecopy:     (212) 735-2000
Email:    eileen.nugent@skadden.com; michael.chitwood@skadden.com

8D.    Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (including by operation of law) without the prior written consent of Buyer and Seller; provided, that Buyer shall be permitted to assign its (i) right to purchase the Shares at the Closing under this Agreement to one or more entities (provided that each such entity is a wholly-owned direct or indirect Subsidiary of Buyer) by providing written notice to Seller of such entity not less than three (3) Business Days prior to the Closing Date and (ii) rights under this Agreement to any Financing Source for purposes of creating a security interest herein or otherwise assigning this Agreement as collateral in respect of the Financing, in each case, provided that no such assignment shall relieve Buyer of any of its obligations hereunder.
8E.    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.
8F.    No Strict Construction. Notwithstanding the fact that this Agreement has been drafted or prepared by one of the parties hereto, each of Buyer and Seller confirm that they and their respective counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the parties hereto and the language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. In the event an ambiguity or question of intent or interpretation arises with respect to this Agreement, the terms and provisions of the execution version of this Agreement shall control and prior drafts of this Agreement shall not be considered or analyzed for any purpose (including in support of parol evidence proffered by any Person in connection with this Agreement).
8G.    Captions. The captions used in this Agreement and descriptions of the Seller Disclosure Letter and the Buyer Disclosure Letter are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement shall be enforced and construed as if no such caption or description of the Seller Disclosure Letter or the Buyer Disclosure Letter had been used in this Agreement.
8H.    Complete Agreement. This Agreement, together with the Confidentiality Agreement, the Ancillary Agreements and any other agreements referred to herein or therein, whether executed and delivered on or after the date hereof, contain the complete agreement among the parties hereto and supersede any prior understandings, agreements or representations by or between such parties, whether written or oral, or any prior course of dealing among them, which may have related to the subject matter hereof in any way.
8I.    Seller Disclosure Letter. Any matter disclosed on any section or subsection of the Seller Disclosure Letter will be deemed to be disclosed on any other section or subsection of the Seller Disclosure Letter only to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other section or subsection. The inclusion of information in the Seller Disclosure Letter shall not be construed as, and shall not constitute, an admission or agreement that a violation, right of termination, default, liability or other obligation of any kind exists with respect to any item, nor shall it be construed as or constitute an admission or agreement that such information is material to any of the Company Entities. In addition, matters reflected in the Seller Disclosure Letter are not necessarily limited to matters required by this Agreement to be reflected in the Seller Disclosure Letter. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Seller Disclosure Letter is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Person shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in the Seller Disclosure Letter is or is not material for purposes of this Agreement.
8J.    Counterparts. This Agreement may be executed in multiple counterparts (including by means of telecopied or electronically transmitted (including in .pdf or .tif formats) signature pages), all of which, taken together, shall constitute one and the same Agreement.

8K.    Governing Law. This Agreement, and all claims or causes of action (whether at law or in equity, in contract or in tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance hereof, or the transactions contemplated in this Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware.
8L.    CONSENT TO JURISDICTION.
(i)    SUBJECT TO THE PROVISIONS OF SECTION 1E (WHICH SHALL GOVERN ANY DISPUTE ARISING THEREUNDER), THE PARTIES HERETO AGREE THAT JURISDICTION AND VENUE IN ANY ACTION BROUGHT BY ANY PARTY HERETO PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY SHALL PROPERLY AND EXCLUSIVELY LIE IN THE CHANCERY COURT OF THE STATE OF DELAWARE, AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF DELAWARE (OR, IF THE CHANCERY COURT OF THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY STATE OR FEDERAL COURT WITHIN THE STATE OF DELAWARE). EACH PARTY HERETO ALSO AGREES NOT TO BRING ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT (OTHER THAN UPON THE APPEAL OF ANY JUDGMENT, DECISION OR ACTION OF ANY SUCH COURT LOCATED IN DELAWARE OR, AS APPLICABLE, ANY FEDERAL APPELLATE COURT THAT INCLUDES THE STATE OF DELAWARE WITHIN ITS JURISDICTION). BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY HERETO IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO SUCH ACTION. THE PARTIES HERETO IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT ANY SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH ACTION. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 8C. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY TO THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.
(ii)    NOTWITHSTANDING SECTION 8L(I), AND WITHOUT LIMITING ANYTHING SET FORTH IN SECTION 8S, EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND IRREVOCABLY AGREES (I) THAT IT WILL NOT BRING ANY ACTION OR PROCEEDING, WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST ANY OF THE FINANCING SOURCES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE DEBT COMMITMENT LETTER OR THE PERFORMANCE THEREUNDER IN ANY FORUM OTHER THAN ANY STATE OR FEDERAL COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY AND STATE OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, (II) NOT TO BRING OR PERMIT ANY OF THEIR AFFILIATES TO BRING OR SUPPORT ANYONE ELSE IN BRINGING ANY SUCH ACTION OR PROCEEDING IN ANY OTHER COURT AND (III) THAT THE FINANCING SOURCES ARE EXPRESS THIRD-PARTY BENEFICIARIES OF THIS SECTION 8L(II). THE PARTIES HERETO FURTHER AGREE THAT ALL OF THE PROVISIONS OF SECTION 8M RELATING TO WAIVER OF JURY TRIAL SHALL APPLY TO ANY SUIT, ACTION OR OTHER PROCEEDING REFERENCED IN THIS SECTION 8L.
8M.    WAIVER OF JURY TRIAL. THE PARTIES TO THIS AGREEMENT EACH HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS

AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO (INCLUDING IN RESPECT OF THE DEBT FINANCING), IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A DULY EXECUTED AND DELIVERED COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE IRREVOCABLE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.
8N.    Payments under Agreement. Each party hereto agrees that all amounts required to be paid hereunder shall be paid in United States currency and, except as otherwise expressly set forth in this Agreement, without discount, rebate or reduction and subject to no counterclaim or offset (other than withholding Tax obligations required to be withheld by law), on the dates specified herein (with time being of the essence).
8O.    Third-Party Beneficiaries and Obligations. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto or their respective successors and permitted assigns, any rights, remedies or liabilities under or by reason of this Agreement, other than sections which are specifically for the benefit of Seller Parties, the officers, directors and employees of the Company and/or its Subsidiaries and Persons to which Company Expenses are owed, as applicable (including under Section 5A(iii), Section 5M, Section 5Q, Section 5R, Section 8A(ii) and this Section 8O), the Financing Sources (under Section 6B, Section 8B, Section 8D, Section 8L, Section 8M, Section 8O and Section 8S), each of which is intended to be for the benefit of the Persons covered thereby or to be paid thereunder and may be enforced by such Persons. The parties hereto further agree that the rights of third party beneficiaries shall not arise unless and until the Closing occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with this Agreement without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
8P.    Specific Performance.
(i)    The parties hereto agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate the transactions contemplated by this Agreement. It is accordingly agreed that, subject to the terms and conditions of this Section 8P, (a) the parties hereto shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8L without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 6B are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and shall not be construed to diminish or otherwise impair in any respect any party’s right to specific performance or other equitable relief and (c) the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Buyer would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8P shall not be required to provide any bond or other security in connection with any such order or injunction. If, on or prior to the Termination Date, any party hereto brings any action, in each case in accordance with Section 8L, to enforce specifically the performance of the terms and provisions hereof by any other party, the Termination Date shall automatically be extended (1) for the period during which such action is pending, plus ten (10) Business Days or (2) by such other time period established by the court presiding over such action, as the case may be. Notwithstanding anything herein to the contrary, in no event shall this Section 8P be used, alone or together with any other provision of this Agreement, to require Seller to remedy any breach of any representation or warranty of Seller made herein.
(ii)    Notwithstanding anything to the contrary contained in this Agreement, Seller shall not be entitled to any injunction, specific performance or other equitable relief to enforce specifically the obligation of Buyer to consummate the Closing unless (a) all of the conditions set forth in Section 2A and Section 2B have been satisfied (other than those conditions that have not been validly waived in accordance with this Agreement which by their terms or nature are to be satisfied by performance at the Closing so long as such conditions are reasonably capable of being satisfied if the Closing Date were the date on which Seller is seeking specific performance), (b) Buyer has failed to consummate the transactions contemplated by this Agreement on the date the Closing should have occurred pursuant to Section 1C, (c) the proceeds of the Debt Financing have been funded or will be funded subject to satisfaction of any equity funding condition in the Debt Commitment Letter, and (d) Seller has not terminated this Agreement in accordance with Article 6 and has given Buyer written notice irrevocably confirming that if the Debt Financing were to be funded and any equity funding condition in the Debt Commitment Letter were to be satisfied, then Seller will consummate the transactions contemplated by this Agreement.
8Q.    Further Assurances. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement or the transactions contemplated hereby, each of the parties hereto will take such further action (including the execution and delivery of such further instruments and documents) as the other party hereto may reasonably request, all at the sole cost and expense of the requesting party hereto.
8R.    No Partnership Created. Nothing in this Agreement (including Section 5B) is intended to give Buyer, directly or indirectly, the right to control or direct the Company Entities’ operations prior to the Closing and, without limiting its obligations under this Agreement, Seller shall exercise complete control over its and the Company Entities’ operations. Furthermore, in no event shall this Agreement be deemed to create a partnership between Seller or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, and in no event shall any fiduciary or similar duty be deemed owed by Seller or any of its Affiliates to Buyer or any of its Affiliates.
8S.    No Recourse; Waiver of Claims. Notwithstanding anything herein to the contrary, the Company (on behalf of itself and each of its shareholders, partners, members, Affiliates, directors, officers, employees, agents and representatives) hereby waives any rights or claims against any Financing Source in connection with this Agreement, the Debt Financing or the Debt Commitment Letter, whether at law or equity, in contract, in tort or otherwise, and the Company (on behalf of itself and each of its shareholders, partners, members, Affiliates, directors, offices, employees, agents and representatives) agrees not to commence an Action against any Financing Source in connection with this Agreement or the transactions contemplated hereunder (including any Action relating to the Debt Financing or the Debt Commitment Letter). In furtherance and not in limitation of the foregoing waiver, it is agreed that no Financing Source shall have any liability for any claims, losses, settlements, liabilities, damages, costs, expenses, fines or penalties to the Company (or any of its shareholders, partners, members, Affiliates, directors, officers, employees, agents and representatives) in connection with this Agreement or the transactions contemplated hereunder. Nothing in this

Section 8S shall in any way (a) expand the circumstances in which Buyer may be liable under this Agreement or as a result of the transactions contemplated hereby (including as a result of the Debt Financing) or (b) limit or qualify the obligations and liabilities of the parties to the Debt Commitment Letter to each other thereunder or in connection therewith.
8T.    Parent Guaranty.
(i)    Subject to any limitations as may exist on Buyer’s obligations hereunder, Parent hereby irrevocably guarantees, absolutely and unconditionally, to Seller the full and complete performance by Buyer of its obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of Buyer under this Agreement. Parent shall cause Buyer to perform all of its agreements, covenants and obligations under this Agreement on a timely basis. Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Seller, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 8T or elsewhere in this Agreement.
(ii)    Parent hereby represents and warrants to Seller that (a) the execution, delivery and performance by Parent of this Agreement are within Parent’s legal right, power and authority, (b) no other action on the part of Parent is necessary to authorize the execution and delivery of this Agreement by Parent or the performance of its obligations hereunder, (c) this Agreement has been duly executed and delivered by Parent and constitutes a valid and legally binding obligation of Parent, enforceable in accordance with its terms and conditions, and (d) the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (1) result in any violation of any judgment, injunction, ruling, order, charge or decree entered with respect to Parent, (2) result in any material violation of any Law or material license or permit applicable to Parent by Parent, or (3) require any material authorization, consent, approval, exemption or other action of or by or notice declaration to, or filing with, any Governmental Authority or other Person by Parent.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement as of the date first written above.

SELLER
SCHRADER INTERNATIONAL, INC.
By:	/s/ Hugh Charvat
Name:	Hugh Charvat
Its:	Chief Executive Officer

BUYER
SENSATA TECHNOLOGIES B.V.
By:	/s/ Martha Sullivan
Name:	Martha Sullivan
Its:	Authorized Signatory

PARENT
SENSATA TECHNOLOGIES HOLDING N.V.
By:	/s/ Martha Sullivan
Name:	Martha Sullivan
Its:	President and Chief Executive Officer

EXHIBIT A
DEFINITIONS
“Acceptance Notice” has the meaning set forth in Section 1G(v).
“Action” means any (i) arbitration or (i) claim, charge, complaint, action, suit, audit, assessment with respect to fines or penalties or litigation (whether civil, criminal, administrative, investigative or informal), condemnation, proceeding, Governmental Order, hearing, request for information or investigation commenced, brought, conducted or heard by or before any Governmental Authority, whether at law or in equity.
“Additional Financial Statements” means the financial statements delivered to Buyer pursuant to Section 5T.
“Adjustment Amount” has the meaning set forth in Section 1E(v).
“Adjustment Calculation Time” means 11:59 p.m. (Denver, Colorado time) on the day immediately prior to the Closing Date.
“Adjustment Escrow Account” has the meaning set forth in Section 1D(i)(b).
“Adjustment Escrow Agreement” has the meaning set forth in Section 1D(i)(b).
“Adjustment Escrow Amount” means $10,000,000.
“Adjustment Escrow Funds” means the amounts held in the Adjustment Escrow Account, including any dividends, interest, distributions and other income received in respect thereof, less any losses on investments thereof and less distributions thereof in accordance with this Agreement and the Adjustment Escrow Agreement.
“Affiliate” means, with respect to any specified Person, any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified.
“Agreement” has the meaning set forth in the preamble.
“Ancillary Agreement” means any agreement, certificate or other document entered into in connection with the transactions contemplated hereby, including the Adjustment Escrow Agreement, the Parent Release and the Seller Release.
“Anticorruption Laws” has the meaning set forth in Section 3K(ii).
“Antitrust Approvals” has the meaning set forth in Section 2A(ii).
“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission and the antitrust or competition law authorities of any other jurisdiction (whether United States, foreign or multinational).
“Antitrust Law” means the Sherman Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other federal, state or foreign Laws or judgments, orders or decrees of any Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competitor acquisition.
“Arbiter” has the meaning set forth in Section 1E(iv).
“Audited Financial Statements” has the meaning set forth in Section 3G.
“August Cayman Intermediate” means August Cayman Intermediate Holdco, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands.
“Base Purchase Price” means $1,000,000,000.00.
“Business” has the meaning set forth in the recitals.
“Business Day” means any day, other than a Saturday, Sunday, or any other date in which banks located in any of New York, New York or Chicago, Illinois are closed for business as a result of federal, state or local holiday.
“Buyer” has the meaning set forth in the preamble.
“Buyer Arrangements” has the meaning set forth in Section 5E.
“Buyer Debt Documents” means (i) that certain Credit Agreement, dated as of May 12, 2011, by and among Sensata Technologies B.V., a private limited company organized under the laws of the Kingdom of the Netherlands, Sensata Technologies Finance Company, LLC, a Delaware limited liability company, Sensata Technologies Intermediate Holding B.V., a private limited company organized under the laws of the Kingdom of the Netherlands, Morgan Stanley Senior Funding, Inc., as administrative agent, and the lenders party thereto, as amended by that certain Amendment No. 1 to Credit Agreement, dated as of December 6, 2012 and that certain Amendment No. 2 to Credit Agreement, dated as of December 11, 2013 and as may be further amended, restated, supplemented, modified and/or waived from time to time on or after the date hereof, (ii) that certain Indenture, dated as of May 12, 2011, by and among Sensata Technologies B.V., a private limited company organized under the laws of the Kingdom of the Netherlands, the guarantors named therein and The Bank of New York Mellon, as trustee, as may be amended, restated, supplemented, modified and/or waived from time to time on or after the date hereof, and (iii) that certain Indenture, dated as of April 17, 2013, by and among Sensata Technologies B.V., a private limited company organized under the laws of the Kingdom of the Netherlands, the guarantors named therein and The Bank of New York Mellon, as trustee, as may be amended, restated, supplemented, modified and/or waived from time to time on or after the date hereof.
“Buyer Disclosure Letter” means the Buyer Disclosure Letter delivered by Buyer to Seller on the date hereof.
“Buyer Fundamental Representations” means the representations and warranties contained in Section 4A, Section 4B and Section 4G.
“Buyer Parties” means Buyer, any Affiliate of Buyer (including the Company Entities after the Closing) and their respective officers, directors, employees, partners, members, managers, agents, attorneys, representatives, successors or permitted assigns.
“Cash” means cash and cash equivalents (including cash on hand and deposits in transit but net of bank overdrafts and outstanding checks) of the Company Entities, in each case as determined in accordance with GAAP applied on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Latest Balance Sheet.
“Closing” has the meaning set forth in Section 1C.
“Closing Balance Sheet” has the meaning set forth in Section 1E(ii).
“Closing Date” has the meaning set forth in Section 1C.
“Closing Date Notice” has the meaning set forth in Section 1C.
“Closing Net Indebtedness” means Net Indebtedness as of the Adjustment Calculation Time.
“Closing Net Working Capital” means Net Working Capital as of the Adjustment Calculation Time.
“Closing Statement” has the meaning set forth in Section 1E(ii).
“Code” means the Internal Revenue Code of 1986, as amended.
“Collective Bargaining Agreement” has the meaning set forth in Section 3L(i)(n).
“Company” has the meaning set forth in the recitals.
“Company Benefit Plan” means each “employee benefit plan”, as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and each other benefit or compensation plan, program, policy, arrangement or agreement, including without limitation, any stock option, stock purchase, stock appreciation right or other stock or stock-based incentive plan, cash bonus or incentive compensation arrangement, retirement or deferred compensation plan, profit sharing plan, unemployment or severance compensation plan, or employment or consulting agreement that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA) which covers any current or former director, officer, employee or consultant of any of the Company Entities and is sponsored, maintained, contributed to or required to be contributed to by any of the Company Entities or with respect to which any of the Company Entities could reasonably be expected to have any Liability.
“Company Entities” means the Company and its Subsidiaries.
“Company Expenses” means the aggregate fees and expenses of the Company Entities relating to the transactions contemplated hereby, including the aggregate fees and expenses of the Company Entities owed (i) for investment banking services for the Company Entities and any other financial advisor retained by the Company Entities in connection with the transactions contemplated by this Agreement, and (ii) to Kirkland & Ellis LLP and other legal counsel for legal services to the Company Entities, in each case for clauses (i) and (ii) above to the extent unpaid at the time of determination (which, unless otherwise expressly indicated herein, shall be the Closing) and to the extent related to the transactions contemplated hereby; provided that in no event shall “Company Expenses” include any fees, expenses or other liabilities to the extent incurred by Buyer, or otherwise relating to Buyer’s or its Affiliates’ financing (including obtaining any consent or waiver relating thereto) for the transactions contemplated hereby or any other liabilities or obligations incurred or arranged by or on behalf of Buyer or its Affiliates in connection with the transactions contemplated hereby (including any fees payable to any financing institution or the Company Entities’ accountants on behalf of Buyer or its Affiliates).

“Company Intellectual Property” means all Intellectual Property owned, used or held for use by any of the Company Entities.
“Company Products” has the meaning set forth in Section 3Z(i).
“Competing Transaction” means (i) a sale or issuance by Seller or any of the Company Entities of (or the sale of any right to purchase) any equity securities (or securities convertible into or exchangeable for debt or equity securities) of any of the Company Entities (excluding sales and/or transfers to other Company Entities), (ii) any sale or exclusive license of any portion of the assets of any of the Company Entities (other than inventory and/or obsolete or worn assets in the ordinary course of business consistent with past practice) or (iii) any merger, consolidation, business combination, joint venture, liquidation, tender offer, share exchange, dissolution or other extraordinary transaction involving any Company Entity.
“Confidentiality Agreement” has the meaning set forth in Section 5H.
“Contract” means any contract, commitment, agreement, subcontract, lease, sublease, license, sublicense, purchase order or other legally binding promise or obligation, whether written or oral (together with any amendments or supplements to any of the foregoing).
“Costs” has the meaning set forth in Section 5M(i).
“Credit Agreement” means that certain First Lien Credit Agreement, dated as of April 27, 2012, by and among the Company, August Cayman Intermediate, August Lux Holding Company, a private limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg, August LuxUK Holding Company, a private limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg, and August U.S. Holding Company, Inc., a Delaware corporation, as the Borrowers thereunder, the Guarantors thereunder party thereto from time to time, Barclays Bank PLC, as Administrative and Collateral Agent thereunder, Barclays Bank PLC, as L/C Issuer and Swingline Lender thereunder, the other Lenders thereunder party thereto from time to time, Barclays Bank PLC, Goldman Sachs Bank USA and CitiGroup Global Markets Inc., as Joint Syndication Agents, Goldman Sachs Bank USA and CitiGroup Global Markets Inc., as Documentation Agents, and Barclays Bank PLC, Goldman Sachs Bank USA and CitiGroup Global Markets Inc., as Joint Lead Arrangers and Joint Bookrunners thereunder, as the same have been and may be amended, modified, supplemented or waived from time to time.
“Debt Commitment Letter” has the meaning set forth in Section 4F.
“Debt Financing” has the meaning set forth in Section 4F.
“Designated Contacts” has the meaning set forth in Section 5A(i).
“Environmental Laws” means any and all Laws relating to public health and safety, worker health and safety, Hazardous Materials, pollution or the protection of the environment, in each case as in effect at or prior to Closing.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to any Person, any other Person that, together with such Person, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.
“Escrow Agent” has the meaning set forth in the Adjustment Escrow Agreement.

“Estimated Closing Balance Sheet” has the meaning set forth in Section 1E(i).
“Estimated Closing Net Indebtedness” has the meaning set forth in Section 1E(i).
“Estimated Closing Net Working Capital” has the meaning set forth in Section 1E(i).
“Estimated Closing Statement” has the meaning set forth in Section 1E(i).
“Estimated Purchase Price” has the meaning set forth in Section 1E(i).
“Excess Amount” has the meaning set forth in Section 1E(vi).
“FCPA” means the United States Foreign Corrupt Practices Act, as amended.
“Financial Statements” has the meaning set forth in Section 3G.
“Financing Source” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing or other debt financings in connection with the transactions contemplated hereby, including the parties to the Debt Commitment Letter and any joinder agreements, credit agreements, collateral agreements indentures (or other definitive documentation) relating thereto, together with their respective former, current or future general or limited partners, direct or indirect stockholders, managers, members, Affiliates, officers, directors, employees, agents, representatives, successors and assigns. Notwithstanding anything to the contrary contained herein, no Affiliate of Buyer shall be deemed a Financing Source for purposes of this Agreement.
“Foreign Benefit Plan” has the meaning set forth in Section 3M(ii)(g).
“Foreign Pension Plan” has the meaning set forth in Section 3M(ii)(c).
“French Purchase Price” has the meaning set forth in Section 1G(i).
“GAAP” means United States generally accepted accounting principles.
“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental or quasi-governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency, instrumentality, court, tribunal or similar body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power.
“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination, decision, ruling or award, in each case, entered, issued, made or rendered by or with any Governmental Authority (in each such case whether preliminary or final).
“Hazardous Material” means any (i) pollutant, contaminant or chemical, (ii) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (iii) petroleum or any fraction or product thereof, (iv) asbestos or asbestos-containing material, (v) polychlorinated biphenyl or (vi) any other substance, material or waste that is regulated under, or would serve as the basis of Liability pursuant to, any Environmental Law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“HSR Approval” has the meaning set forth in Section 2A(i).

“Incremental Costs” has the meaning set forth in Section 1H.
“Indemnified Parties” has the meaning set forth in Section 5M(i).
“Insurance Policies” has the meaning set forth in Section 3W.
“Intellectual Property” means any and all intellectual property rights throughout the world, including (i) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, substitutions, extensions and reexaminations thereof, (ii) registered and unregistered trademarks, service marks and trade names, trade dress, logos, pending trademark and service mark registration applications and intent-to-use registrations or similar reservations of marks, and other similar designations of source or origin, together with all goodwill associated with any of the foregoing, (iii) copyrights, design rights, other rights in works of authorship and registrations and applications for registration for any of the foregoing, (iv) mask work and similar rights protecting integrated circuit or chip topographies or designs, (v) internet domain names, (vi) proprietary computer software (including source code, executable code and software documentation), algorithms, data, databases, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing, (vii) trade secrets, ideas, research and development, know-how, inventions, formulas, compositions, manufacturing and production processes and techniques, designs, drawings and specifications, confidential business information, methods and other similar proprietary rights (“Trade Secrets”), (viii) rights of publicity, privacy, and rights to personal information and (ix) moral rights and rights of attribution and integrity.
“Interim Financial Statements” has the meaning set forth in Section 3G.
“International Trade Laws and Regulations” means all Laws concerning the importation of merchandise, the export or re-export of products, services and technology, the terms and conduct of international transactions, making or receiving international payments and the authorization to hold an ownership interest in a business located in a country other than the United States, including but not limited to the Tariff Act of 1930, as amended, and other Laws administered by U.S. Customs and Border Protection, regulations issued or enforced by the U.S. Customs and Border Protection and programs administered by U.S. Customs and Border Protection, the Export Administration Act of 1979, as amended, the Export Administration Regulations, the International Emergency Economic Powers Act, as amended, the Arms Export Control Act, as amended, the International Traffic in Arms Regulations, any other export controls administered by an agency of the United States government, Executive Orders of the President regarding embargoes and restrictions on trade with designated countries and Persons, the embargoes and restrictions administered by the United States Office of Foreign Assets Control, the FCPA, the anti-boycott regulations administered by the United States Department of Commerce, the anti-boycott regulations administered by the United States Department of the Treasury, legislation and regulations of the United States and other countries implementing the North American Free Trade Agreement, antidumping and countervailing duty Laws, Laws by other countries concerning the ability of U.S. Persons to own businesses and conduct business in those countries, restrictions by other countries on holding foreign currency and repatriating funds and other Laws adopted by the governments or agencies of other countries relating to the same subject matter as the Laws described above.
“knowledge” when used in the phrase “to the knowledge of” any Person or in phrases of similar import or effect means, and shall be limited to, the actual knowledge, after reasonable inquiry, of (i) in the case of Seller, Hugh Charvat, Ron Klump, Steve Lutz, Jean-Michel Bolmont, Stephen McClelland and Graeme Thompson, and (ii) in the case of Buyer, Hans Lidforss, Steven Reynolds, Paul Vasington, Chris Campbell, Tim McBride and Andrew Forti.

“Labor Organization” means any labor organization, works council, recognized trades union, elected employee representative or other employee representative body.
“Latest Audited Balance Sheet” means the audited consolidated balance sheets of August Cayman Intermediate and its Subsidiaries as of December 31, 2013.
“Latest Balance Sheet” means the unaudited consolidated balance sheet of August Cayman Intermediate and its Subsidiaries as of July 26, 2014.
“Law” means any statute, law, ordinance, rule, regulation, guidance, requirement, principle of common law or Governmental Order, in each case, of any Governmental Authority, or any treaty entered into by any Governmental Authority.
“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Company Entity.
“Leases” means all leases, subleases, licenses, concessions and other Contracts pursuant to which any Company Entity holds any Leased Real Property.
“Letters of Credit” has the meaning set forth in Section 5F.
“Liability” means any liability, debt, obligation, guarantee, commitment, damage, adverse claim, deficiency, interest, Tax, penalty, fine, claim, demand, judgment, cause of action or other loss (other than loss of benefit or relief), or cost or expense of any kind or nature whatsoever, whether known or unknown, asserted or unasserted, determined or determinable, disputed or undisputed, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or become due (including whether arising in contract, tort, strict liability or otherwise) and regardless of when asserted and whether or not the same would be required by GAAP and accounting policies to be reflected in financial statements or disclosed in the notes thereto.
“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest, assessment, adverse claim, levy, charge or other encumbrance of any kind, collateral assignment or other lien of any kind.
“Material Adverse Effect” means any event, state of facts, change or effect that has had, or would reasonably be expected to have, a material and adverse effect upon (i) the business, assets, liabilities, results of operations or financial condition of the Company Entities, taken as a whole, or (ii) the ability of Seller to enter into this Agreement or to consummate the transactions contemplated hereby; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, nor shall any of the following (including the effect of any of the following) be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (a) any change in applicable Laws or any interpretation thereof by Governmental Authorities; (b) general economic, political or business conditions or changes therein (including commencement, continuation or escalation of war, armed hostilities or national or international calamity); (c) financial and capital markets conditions, including interest rates and currency exchange rates, and any changes therein; (d) any change generally affecting the industries in which the Company Entities operate; (e) any act of God or natural disaster; (f) any acts of terrorism or change in geopolitical conditions; (g) any failure of any Company Entity to meet any projections or forecasts (provided, that clause (g) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)); (h) any matter to which Buyer hereafter consents in writing; or (i) the compliance with the terms of this Agreement or the taking of any action or the omission of any action, in each case, to the extent such action or omission is required or contemplated by this Agreement; provided, further, that in the case of the foregoing clauses (a), (b), (c), (d), (e) and (f), such matters shall be taken into account to the extent that any such matters disproportionately impact the Company Entities (taken as a whole) relative to other businesses in the industries in which the Company Entities operate.
“Material Contract” has the meaning set forth in Section 3L(ii).
“Multiemployer Plan” means any “multiemployer plan” as defined in Section 4001(a)(3) of ERISA.
“Net Indebtedness” means the excess of (i) the sum of (a) all principal and accrued (but unpaid) interest owing by the Company Entities for debt for borrowed money owed to any third party, including pursuant to the Credit Agreement, together with any redemption premium, prepayment penalty, or similar payment thereon, (b) all obligations of the Company and its Subsidiaries as lessee or lessees under leases that have been recorded by the Company Entities in the Financial Statements as capital leases (or that should have been recorded as capital leases under GAAP), (c) all Company Expenses, (d) all change-in-control bonuses, retention bonus, sale bonus, transaction bonuses and similar bonus or change of control or transaction payments payable to employees and consultants of the Company Entities, in each case, solely to the extent arising from the consummation of the transactions contemplated by this Agreement (and not any other event, whether occurring before or after the Closing) and not entered into by or at the direction of Buyer or any of its Affiliates, (e) indebtedness for the deferred purchase price of property or services (other than trade payables and other current liabilities included as a current liability or a contra-asset in the calculation of Closing Net Working Capital), and (f) any unpaid interest, premiums, break fees, penalties or other fees in respect of the foregoing and indebtedness in the nature of guarantees of the obligations of other Persons described in the immediately preceding clause (a) though (e), over (ii) Cash; provided that, without limiting other liabilities that are not to be included therewith, in no event shall the foregoing clause (i) include (A) any liabilities related to inter-company debt between any Company Entity and another Company Entity, (B) any contingent reimbursement obligations in respect of letters of credit, performance bonds, surety bonds and similar obligations of the Company Entities, (C) any redemption premium, prepayment penalty or similar payment with respect to the leases described in clause (b) above solely to the extent such leases are not by their terms required to be repaid in full at the Closing, (D) any fees and expenses to the extent incurred by or at the direction of Buyer or otherwise relating to Buyer’s or any of its Affiliates’ financing (including obtaining any consent, agreement or waiver relating thereto) for the transactions contemplated hereby or any other liabilities or obligations incurred or arranged by or on behalf of Buyer or any of its Affiliates in connection with the transactions contemplated hereby or otherwise (including any liabilities that were or are raised or arranged by Buyer or its Affiliates in connection with the transactions contemplated hereby or otherwise (e.g., Buyer’s and its Affiliates’ financing for the transactions contemplated hereby and any fees and expenses related to Buyer’s financing for the transactions contemplated by this Agreement, including any fees payable to any financing institution or the Company Entities’ accountants on behalf of Buyer or any of its Affiliates)), or (E) any liability or obligation arising out of or resulting from any action taken by or at the written direction of Buyer with respect to any employee or Company Benefit Plan.
“Net Working Capital” means the result (whether positive or negative) equal to (i) the sum of August Cayman Intermediate’s and its Subsidiaries’ current assets determined on a consolidated basis in accordance with GAAP applied on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Latest Balance Sheet, minus (ii) the sum of August Cayman Intermediate’s and its Subsidiaries’ current liabilities determined on a consolidated basis in accordance with GAAP applied on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Latest Balance Sheet; provided, that (a) notwithstanding clause (i) above, the current assets of the August Cayman Intermediate and its Subsidiaries (x) shall not include (1) any Cash, (2) any income Tax assets attributable to book-tax differences or deferred Tax assets, or actual tax receivables (in each case, other than as provided in clause (c) below), (3) foreign currency derivative assets, (4) deferred debt financing costs, or (5) assets arising from legal indemnification or other rights related to any pending or threatened Action, and (y) shall be deemed to include government grant or similar receivables, and (b) notwithstanding clause (ii) above, the current liabilities of August Cayman Intermediate and its Subsidiaries (x) shall not include (1) Company Expenses and any other liabilities that are included in, or relate to the liabilities included in, clause (i) of the definition of Net Indebtedness or otherwise reduce the amount of Purchase Price received by Seller in accordance with this Agreement, (2) any liabilities of August Cayman Intermediate or any of its Subsidiaries in respect of any letter of credit, performance bond or other obligation issued by the Company or any of its Subsidiaries whether issued pursuant to the Credit Agreement or otherwise, (3) any income Tax liabilities attributable to book-tax differences or deferred Tax liabilities or actual income tax Liabilities, (4) foreign currency derivative liabilities, (5) liabilities related to any settled, pending or threatened Actions, (6) bank overdrafts and outstanding checks, (7) environmental liabilities arising out of operations at the Altavista, Virginia location, (8) liabilities recorded under Altavista trial balance account “#3823200 Legal Fee Accrual,” (9) the portion of liabilities recorded under Antrim trial balance account “#2999 other accrued expenses and deferred income” that consists of accrued legal fees and expenses for Antrim, Northern Ireland, or (10) any fees and expenses to the extent incurred by or at the direction of Buyer or otherwise relating to Buyer’s or its Affiliates’ financing (including obtaining any consent, agreement or waiver relating thereto) for the transactions contemplated hereby or any other liabilities or obligations incurred or arranged by or on behalf of Buyer or its Affiliates in connection with the transactions contemplated hereby or otherwise (including any liabilities that were or are raised or arranged by Buyer or its Affiliates in connection with the transactions contemplated hereby or otherwise (e.g., Buyer’s and its Affiliates’ financing for the transactions contemplated hereby and any fees and expenses related to Buyer’s financing for the transactions contemplated by this Agreement, including any fees payable to any financing institution or the Company’s accountants on behalf of Buyer or its Affiliates)), and (y) shall be deemed to include warranty liabilities arising out of operations at the Antrim, Northern Ireland location, and (c) notwithstanding anything to the contrary contained herein, no liability or contra-asset shall be included in the computation of Net Working Capital as a result of any action taken by or at the written direction of Buyer with respect to any employee or Company Benefit Plan. An illustrative calculation of Net Working Capital as of July 26, 2014 is set forth on Exhibit I attached hereto.
“New Plans” has the meaning set forth in Section 5O.
“Notice of Disagreement” has the meaning set forth in Section 1E(iii).
“OFAC Laws” has the meaning set forth in Section 3K(iii).
“Offer” has the meaning set forth in Section 1G(i).
“Offer Period” has the meaning set forth in Section 1G(i).
“Official Party” has the meaning set forth in Section 3K(ii).
“Open Source Software” has the meaning set forth in Section 3S(iv).
“Organizational Documents” means, with respect to any entity, (i) the certificate or articles of incorporation and the by-laws, the certificate of formation and partnership agreement or operating agreement (as applicable) and (ii) any documents comparable to those described in clause (i) as may be applicable to such entity pursuant to any applicable law.

“Other Antitrust Approvals” has the meaning set forth in Section 2A(ii).
“Other Liens” means (i) Liens granted in support of obligations under the Credit Agreement (all of which will be released as provided in the Payoff Letter) or Liens supporting indebtedness for borrowed money of Schrader Brazil and (ii) Liens created by Buyer (including, without limitation, any Liens created in connection with Buyer’s financing of the transactions contemplated by this Agreement).
“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Company Entity.
“Parent” has the meaning set forth in the preamble.
“Parent Release” has the meaning set forth in Section 1D(i)(a).
“Payoff Letter” means, with respect to indebtedness for borrowed money under the Credit Agreement, a customary payoff letter (in form and substance reasonably acceptable to Buyer) and wire instructions in customary form.
“Pension Plan” means any “employee pension benefit plan” as defined in Section 3(2) of ERISA (other than a Multiemployer Plan).
“Permitted Liens” means (i) mechanics, materialmen’s and similar Liens incurred in the ordinary course of business with respect to amounts not yet due and payable or that are being contested in good faith through appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (ii) Liens for Taxes not yet due and payable or that are being contested in good faith through appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (iii) Liens securing rental payments under capital lease agreements, (iv) liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that (a) are matters of public record, or (b) would be disclosed by a current, accurate survey of such real property, in each case do not materially interfere with or detract from the use, occupancy, value or marketability of title of such Real Property, and (v) Liens described on Section 7A of the Seller Disclosure Letter; provided, that such “Permitted Liens” described in clause (iv) of this definition do not include Other Liens described in clause (i) of that definition.
“Person” means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a Governmental Authority.
“Privileged Communications” has the meaning set forth in Section 5P.
“Purchase Price” has the meaning set forth in Section 1B.
“Real Property” has the meaning set forth in Section 3R(iii).
“Registered Intellectual Property” has the meaning set forth in Section 3S(i).
“Rejection Notice” has the meaning set forth in Section 1G(v).

“Relief” means (i) any relief, allowance, credit, deduction, exemption or set off in respect of any non-U.S. Tax or (ii) any right to repayment or recovery of or saving of non-U.S. Tax, and in each case any reference to the use or set off of a Relief shall be construed accordingly.
“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, partners, members, managers, agents, advisors, consultants, attorneys and other representatives.
“Restrictive Covenant” means any non-compete, non-solicit, non-interference or non-disparagement covenant.
“Schrader France” means Schrader SAS, a corporation (société par actions simplifiée) organized under the laws of France.
“Schrader France Shares” has the meaning set forth in the recitals.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Seller” has the meaning set forth in the preamble.
“Seller Disclosure Letter” means the Seller Disclosure Letter delivered by Seller to Buyer on the date hereof.
“Seller Fundamental Representations” means the representations and warranties contained in Section 3A, Section 3B, Section 3C, Section 3F and Section 3V.
“Seller Parties” means Seller, any of its Affiliates and each of their respective Representatives, successors or permitted assigns.
“Seller Release” has the meaning set forth in Section 1D(ii).
“Shares” has the meaning set forth in the recitals.
“Subsidiary” means, with respect to a Person, a corporation, limited liability company or other entity of which 50% or more of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.
“Tax Incentive” has the meaning set forth in Section 3O(xv).
“Tax Returns” means any and all reports, returns, declarations or forms supplied or required to be supplied to a Governmental Authority with respect to Taxes and any amendments, attachments or supplements thereto.
“Taxes” means (i) any and all taxes, and any and all other charges, fees, levies, duties, deficiencies or other similar assessments or Liabilities in the nature of a tax, including without limitation any income, gross receipts, ad valorem, net worth, premium, value-added, alternative or add-on minimum, excise, customs, severance, stamp, occupation, windfall profits, real property, personal property, assets, sales, use, capital stock, capital gains, documentary, recapture, transfer, transfer gains, estimated, withholding, employment, unemployment insurance, unemployment compensation, social security, environmental, payroll, profits, license, lease, service, service use, gains, franchise and other taxes imposed by any Governmental Authority, whether computed on a separate, consolidated, unitary or combined basis or in any other manner and (ii) any interest, fines, penalties or additions resulting from, attributable to or incurred in connection with any items described in this paragraph or any contest or dispute thereof.
“Termination Date” has the meaning set forth in Section 6A(iv).
“Termination Fee” has the meaning set forth in Section 6B(ii).
“VAT” has the meaning set forth in Section 3O(xii).
“WARN Act” has the meaning set forth in Section 3N.
“Works Council Consultation” has the meaning set forth in the recitals.
“Works Council Consultation Completion Date” has the meaning set forth in Section 1G(iv).
“Works Council Notice” has the meaning set forth in Section 1G(iii).